DANISCO

First you add knowledge...

Commission File No. 82-3158


05008776

May 27, 2005

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated March 9, 2005.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

dw 6/9


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
160
WASH., D.C.
SECTION

Commission File No. 82-3158
Danisco A/S Submission
May 27, 2005

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1	3/15/2005	Danisco expands xylitol and xylose production in China	X			X
2	3/22/2005	Danisco Venture invests in French biotech	X			X
3.	4/1/2005	Share buyback in Danisco A/S	X			X
4.	4/5/2005	Danisco further extends expiration date for tender offer for Genencor	X			X
5.	4/5/2005	New-generation phytase benefits poultry performance and the environment	X			X
6.	4/11/2005	Danisco's 2004 Harvest Report highlights corn's variability	X			X
7.	4/12/2005	Share buyback in Danisco A/S	X			X
8.	4/15/2005	Germany clears acquisition of Genencor by Danisco – offer set to expire 19 April 2005	X			X
9.	4/20/2005	Danisco announces successful conclusion of tender offer for Genencor	X			X
10.	4/21/2005	Share buyback in Danisco A/S	X			X
11.	5/2/2005	Share buyback in Danisco A/S	X			X
12.	5/3/2005	Danisco mergers and restructures its websites	X			X
13.	5/4/2005	Poultry producers benefiting from Danisco's unique corn analysis service	X			X
14.	5/6/2005	Sugar addiction?	X			X
15.	5/6/2005	Genencor launches high-performance liquid protease	X			X
16	5/9/2005	Trials underline betaine's role in reducing the effects of heat stress				

17.	5/11/2005	Minister visits Nykoping sugar factory	X			X
18.	5/12/2005	True Waters with Litesse® Fiber	X			X
19.	5/17/2005	Danisco to concentrate sugar production in Lithuania	X			X
Number	**Date**	**Title of Document**	**Press Release**	**Made Public under Danish law**	**Filed w/Copenhagen Sock Exchange**	**Distribution to the Securities Holders**
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	3/17/2005	Danisco extends expiration date of tender offer for Genencor		X	Notice No.08/2005	X
2	3/17/2005	Announcement of results for 9M 2004/05		X	Notice No.09/2005	X
3	3/18/2005	Share buyback in Danisco A/S		X	Notice No.10/2005	X
4	3/22/2005	Danisco further extends expiration date for tender offer for Genencor		X	Notice No.11/2005	X
5	4/1/2005	Share buyback		X	Notice No.12/2005	X
6	4/5/2005	Danisco further extends expiration date for tender offer for Genencor		X	Notice. No.13/2005	X
7	4/12/2005	Share buyback in Danisco A/S		X	Notice No. 14/2005	X
8	4/15/2005	Germany clears acquisition of Genencor by Danisco – offer set to expire 19 April 2005		X	Notice No. 15/2005	X
9	4/20/2005	Danisco announcers successful conclusion of tender offer for Genencor		X	Notice No. 16/2005	X
10	4/21/2005	Share buyback in Danisco A/S		X	Notice No. 17/2005	X
11	4/26/2005	Changes in Genencor		X	Notice No. 18/2005	X
12	4/26/2005	Management changes in Danisco A/S		X	Notice No. 19/2005	X

13	5/2/2005	Share buyback in Danisco A/S		X	Notice No. 20/2005	X
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS (Information from Danisco A/S web site as of May 6, 2005)**	**Press Release**	**Made Public under Danish Law**	**Filed w/Copenhagen Stock Exchange**	**Distribution to the Securities Holders**
1	3/17/2005	Statement of Shareholdings		X		X
2	3/17/2005	Danisco extends expiration date of tender offer for Genencor		X	Notice No.08/2005	X
3	3/17/2005	Announcement of results for 9M 2004/05		X	Notice No.09/2005	X
4	3/18/2005	Share buyback in Danisco A/S		X	Notice No.10/2005	X
5	3/21/2005	Statement of Shareholdings		X		X
6	3/22/2005	Danisco further extends expiration date for tender offer for Genencor		X	Notice No.11/2005	X
7	4/1/2005	Share buyback		X	Notice No.12/2005	X
8	4/5/2005	Danisco further extends expiration date for tender offer for Genencor		X	Notice. No.13/2005	X
9	4/12/2005	Share buyback in Danisco A/S		X	Notice No. 14/2005	X
10	4/15/2005	Germany clears acquisition of Genencor by Danisco – offer set to expire 19 April 2005		X	Notice No. 15/2005	X
11	4/20/2005	Danisco announcers successful conclusion of tender offer for Genencor		X	Notice No. 16/2005	X
12	4/21/2005	Share buyback in Danisco A/S		X	Notice No. 17/2005	X
13	4/26/2005	Changes in Genencor		X	Notice No. 18/2005	X
14	4/26/2005	Management changes in Danisco A/S		X	Notice No. 19/2005	X

15	5/2/2005	Share buyback in Danisco A/S		X	Notice No. 20/2005	X
16.	n/a	Accounting Policies				X
17	n/a	Auditors				X
18	n/a	Definitions of financial ratios				X
19	n/a	Financial Targets				X
20	n/a	The Market				X
21	n/a	Market Development				X
22	n/a	Position / Peer Group				X
23	n/a	Risk Management				X
24	n/a	Calendar (for media)				X
25	n/a	Areas of Interest				X
26	n/a	Sustainability				X
27	n/a	Health & Nutrition				X
28	n/a	Innovation				X
29	n/a	Current Issues				X
30	n/a	Sugar and the EU				X
31	n/a	GMO				X
32	n/a	Nutrition				X
33	n/a	Globalisation				X
34	n/a	Press Kit				X
35	n/a	Image Bank				X
36	n/a	Publications				X
37	n/a	Organisation				X
38	n/a	Corporate Management				X
39	n/a	Divisional management				X
40	n/a	Executive Committee				X
41	n/a	Supply Chain Management				X
42	n/a	Building Knowledge				X
43	n/a	Danisco Sugar issue on environment & energy				X

44	n/a	Danisco Sugar issue on health & safety				X
45	n/a	Danisco Sugar issue on product quality & customer satisfaction				X
46	n/a	Environmental ethics				X
47	n/a	Glossary (glossary for sustainability terms)				X
48	n/a	Objective and Progressive				X
49	n/a	Our approach – the four pillars				X
50	n/a	Product Safety				X
51	n/a	SHEQ				X
52	n/a	Stakeholder engagement				X
53	n/a	Sustainability organisation				X
54	n/a	Sustainability performance				X
55	n/a	Danisco & the consumer				X
56	n/a	Danisco as supplier				X
57	n/a	Manufacturing				X
58	n/a	Preferred Supplier				X
59	n/a	Procurement				X
60	n/a	Sales & Distribution				X
61	n/a	Building Knowledge				X
62	n/a	Danisco Competencies				X
63	n/a	Health & Nutrition				X
64	n/a	Innovation				X
65	n/a	Knowledge Lab				X
66	5/5/05	Jobs postings within Danisco				X
67	n/a	Career Events				X
68	n/a	Students & PhDs				X
69	n/a	Key Figures				X
70	n/a	Venture				X
71.	n/a	Policies and Guidelines				X


First you add knowledge...

15 March 2005

Danisco expands xylitol and xylose production in China

In November last year, Danisco announced its intention to establish a joint venture with Henan Tanqyin Yuxin Co., Ltd. to produce xylitol and xylose. Today, Danisco A/S completed the formation of the joint venture company.

All relevant licenses and permissions have been gained over the last three months since signing. The new company called Danisco Sweeteners (Anyang) Co. Ltd located in Henan Province has already started to produce the high quality sweeteners which are destined for the local Chinese and international markets.

For more information, please contact:
Nicholas Dunning, Business Director, Xylitol and Xylose, Danisco Sweeteners Ltd. tel.: +44 1737 773732
Natalie E. Weber, Media Relations Manager, Danisco A/S, tel.: + 45 3266 2927, mobile: +45 2876 5104

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/march/pressrelease_311_en.htm



DANISCO

First you add knowledge...

22 March 2005

Danisco Venture invests in French biotech

Danisco Venture today announced its investment in the French food safety and protectant company TMI Europe SA.

Danisco Venture today announced its investment in the French food safety and protectant company TMI Europe SA. TMI Europe has developed an anti-microbial system based on the natural enzyme, Lactoperoxidase. The system, named Catallix, has the potential to replace existing chemical systems, based on e.g. chlorine, to treat vegetables, fruits, meat, etc. against bacterial infections. Chlorine solutions to decontaminate food products will be forbidden in 2006 according to recent EU regulation. This is expected to create market opportunities for new, competitive and natural anti-microbial solutions.

Danisco Venture is the sole investor in this financing round and will get a minority stake in TMI Europe. Danisco will join the Board of Directors.

Philippe Bordeau, founder and Chief Executive Officer, TMI Europe: 'We are happy to have attracted an investor like Danisco Venture with the application skills and knowledge to help TMI in the market penetration and growth phase of Catallix®. Having a corporate venture investor as Danisco on board underlines the high potential of our natural anti-microbial system, Catallix®.'

Jakob Rybak-Andersen, Investment Director, Danisco Venture: "TMI has developed a very interesting enzymatic food safety system, which is patent protected and approved by the French Agency for Food Safety (AFSSA) for vegetable use. This combined with the strong process know-how of the company makes us confident that TMI will succeed in penetrating several food safety segments and become a healthy investment for Danisco Venture".

For more information, please contact:
Jakob Rybak-Andersen, Investment Director, Danisco Venture, tel.: +45 3266 2223, e-mail: sfjpa@danisco.com

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, e-mail: sfnwq@danisco.com

About TMI Europe
TMI Europe SA was created in 1998. With the support of the State Agency ANVAR, TMI Europe has developed the new natural food safety system Catallix®. This new, patented process, approved by AFSSA (French Agency for Food Safety), is a natural means of producing water (Eau Activée®) with antibacterial, antifungal and antiviral properties. For further company information visit TMI Europe on the Internet at www.catallix.com

About Danisco Venture
Danisco Venture is a corporate venture unit within Danisco A/S - one of the world's largest producers of ingredients for the food and feed industry. Danisco Venture focuses on creating significant value growth by investing in total DKK 500 million (approx. EUR 67 million) in ventures with high value-added products, services or technology platforms, which are relevant to Danisco. For further company information visit Danisco Venture on the Internet at www.daniscoventure.com

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/march/pressrelease_312_en.htm

3

DANISCO

First you add knowledge...

1 April 2005

Share buyback in Danisco A/S

With the buyback of shares, Danisco owns a total of 524,550 own shares of a nominal value of DKK 20 each.

Notice no. 12/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 10/2005 of 18 March 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	436,800	371.41	162,233,048
18 March 2005	14,000	378.07	5,292,980
21 March 2005	13,700	378.93	5,191,341
22 March 2005	13,050	379.53	4,952,867
23 March 2005	14,000	378.39	5,297,460
29 March 2005	0	-	0
30 March 2005	15,000	392.67	5,890,050
31 March 2005	18,000	397.43	7,153,740
Accumulated volume under the programme	524,550	373.68	196,001,486

With the buyback of shares as stated above, Danisco owns a total of 524,550 own shares of a nominal value of DKK 20 each, corresponding to 1.06% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 103,988,514 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/april/investor_168_en.htm



DANISCO

First you add knowledge...

5 April 2005

Danisco further extends expiration date for tender offer for Genencor

Danisco has extended the expiration date of the tender offer due to further delay in the finalisation of the competition review of these transactions by regulators in Germany.

Notice no. 13/2005

DH Subsidiary Inc., a wholly-owned indirect subsidiary of Danisco A/S, today announced that it has extended the expiration date of its tender offer for all of the shares of common stock of Genencor International, Inc. (Nasdaq: GCOR) to 19 April 2005 at 5:00 pm New York City time. The offer previously was to expire on Wednesday 6 April 2005 at 5:00 pm New York City time.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through DH Subsidiary, is offering to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco has extended the expiration date of the tender offer due to further delay in the finalisation of the competition review of these transactions by regulators in Germany.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the tender offer, that as of the close of business on 1 April 2005, approximately 7,880,552 shares of Genencor common stock had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 69,825 shares. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares and noticed shares represent approximately 96.4% of the total outstanding shares.

As a consequence of the extension of the expiration date, holders of shares may tender or withdraw shares until 19 April 2005 at 5:00 pm unless the offer is further extended.

Yours faithfully

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access

these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

5.

DANISCO

First you add knowledge...

5 April 2005

New-generation phytase benefits poultry performance and the environment

New-generation phytase products will have an increasing and vital role to play in helping poultry producers to stay ahead of tightening economic pressures and environmental standards by reducing feed costs and minimising phosphorus waste.

New-generation phytase products will have an increasing and vital role to play in helping poultry producers to stay ahead of tightening economic pressures and environmental standards by reducing feed costs and minimising phosphorus waste. However, to maximise the potential benefits nutritionists must fully appreciate and account for the greater efficacy over traditional phytases when formulating poultry diets, Dr Janet Remus, Technical Services Manager with Danisco Animal Nutrition, told delegates attending the 3rd Mid-Atlantic Nutrition Conference in Maryland on 24th March.

Presenting a paper entitled 'Phytate and interaction with nutrients - considerations on the use of a matrix when applying phytase to poultry diets', Dr Remus explained that increasing pressure on profit margins and tighter environmental standards regarding phosphorus provide an overwhelming case for using new generation phytase products in poultry rations.

6.

DANISCO

First you add knowledge...

11 April 2005

Danisco's 2004 Harvest Report highlights corn's variability

Danisco Animal Nutrition's Avicheck™ Corn Harvest Report for 2004, based on 375 individual samples from 15 countries, has underlined corn's wide nutritional variability as a feed ingredient.

Danisco Animal Nutrition's Avicheck™ Corn Harvest Report for 2004, based on 375 individual samples from 15 countries, has underlined corn's wide nutritional variability as a feed ingredient. The report also highlights the significant financial benefit of using a multi-enzyme amylase, protease and xylanase-based product (Avizyme® 1500, Danisco Animal Nutrition) to enhance corn's uniformity and nutritional value and consequently reduce feed costs and improve flock uniformity.

Avicheck Corn is a unique service that enables feed manufacturers and broiler producers to accurately determine the true value of their corn and optimise enzyme use by calculating how much the multi-enzyme product can improve corn energy value (AME). Danisco's laboratory reports the potential improvement in corn AME achievable using Avizyme 1500 to the customer as an 'Energy Improvement Value' (EIV). Including the multi-enzyme product into the feed formulation provides opportunities to reduce the cost of poultry feed, where typically the higher energy corn replaces a proportion of more expensive high-energy ingredients, for example fats or oils.

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/april/businessupdate_02_en.htm



DANISCO

First you add knowledge...

12 April 2005

Share buyback in Danisco A/S

With the buyback of shares, Danisco owns a total of 615,550 own shares of a nominal value of DKK 20 each.

Notice no. 14/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 12/2005 of 1 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	524,550	373.68	196,011,486
1 April 2005	15,000	401.56	6,023,400
4 April 2005	15,000	405.21	6,078,150
5 April 2005	13,000	413.52	5,375,760
6 April 2005	13,000	409.72	5,326,360
7 April 2005	10,000	406.65	4,066,500
8 April 2005	13,000	403.27	5,242,510
11 April 2005	12,000	403.92	4,847,040
Accumulated volume under the programme	615,550	378.48	232,971,206

With the buyback of shares as stated above, Danisco owns a total of 615,550 own shares of a nominal value of DKK 20 each, corresponding to 1.24% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 67,028,794 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/april/investor_166_en.htm



DANISCO

First you add knowledge...

15 April 2005

Germany clears acquisition of Genencor by Danisco - offer set to expire 19 April 2005

Danisco A/S today annonced that the competition authorities of Germany have finished their review relating to Danisco's agreements to acquire the balance of Genencor International, Inc. and have granted clearance of these transactions.

Notice no. 15/2005

Danisco A/S today announced that the competition authorities of Germany have finished their review relating to Danisco's agreements to acquire the balance of Genencor International, Inc. (Nasdaq: GCOR) and have granted clearance of these transactions.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through a subsidiary, is conducting a tender offer to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco previously extended the expiration date of the tender offer to permit additional time for the competition review in Germany. That review is now complete. The offer will expire on Tuesday 19 April 2005 at 5:00 pm New York City time, and Danisco will accept all tendered shares, subject to the continued satisfaction of the conditions of the offer. Shareholders of Genencor who wish to participate in the offer are urged to tender their shares by the expiration date of the offer.

Yours faithfully,

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation /Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

9

DANISCO

First you add knowledge...

20 April 2005

Danisco announces successful conclusion of tender offer for Genencor

Danisco A/S announced today the successful conclusion of a cash tender offer by its wholly owned subsidiary, DH Subsidiary Inc., to acquire the shares of common stock of Genencor at USD 19.25 per share.

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Notice no. 16/2005

Danisco A/S announced today the successful conclusion of a cash tender offer by its wholly owned subsidiary, DH Subsidiary Inc., to acquire the shares of common stock of Genencor at USD 19.25 per share. The tender offer expired at 5:00 p.m. New York City time on 19 April 2005.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the offer, that at expiration, approximately 8,670,529 shares had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 394,691 shares. Excluding shares held by Danisco and its affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates, the tendered shares and noticed shares represent approximately 89.5% of the outstanding shares, which satisfies the majority of the minority condition of the offer.

All validly tendered shares have been, and noticed shares will be, accepted for purchase and payment in accordance with the terms of the offer, and payment for such shares is expected to be made promptly.

Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under the Stock Purchase Agreement, the tendered shares and noticed shares represent approximately 98.2% of the total outstanding shares.

As soon as practicable after purchase of tendered shares and the closing with Eastman, Danisco intends to cause DH Subsidiary Inc. to merge into Genencor. As a result of the merger, Genencor will be renamed 'Danisco Genencor, Inc.,' and will become a wholly owned indirect subsidiary of Danisco.

- The purchase price for the shares acquired is approximately DKK 3.5 billion (USD 615 million).
- Genencor's total revenues in 2004 were USD 410 million and EBITDA USD 70 million. Excluding the health-care activities, EBITDA was USD 93 million.
- Genencor's intensive focus on research and development and world-class capabilities in enzyme discovery, optimisation and production will fill Danisco's gaps in the enzyme value chain. Combined with Danisco´s capabilities in enzyme application and development for food and feed along with our strong global platform for selling and servicing these two industries, this will give a significant competitive edge for the Danisco divisions dealing with food and feed enzymes.
- This acquisition will position Danisco as a major player in a new profitable business area, industrial enzymes. Furthermore, it will add new exciting technology developments within bio-ingredients in new industries such as personal care.



- Through this new business area, Danisco will be able to service the same customers in more ways, in particular large multinationals with household, personal care and food product portfolios.

Danisco assesses that there are great possibilities of realising sales synergies, as the acquired product areas and development of new products combined with industrial enzymes will create cross-selling opportunities.

Outlook

Profit before special items in 2004/05 ending 30 April will only be affected modestly from the transaction, whereas profit after special items in 2004/05 will be affected negatively due to costs arising after the closing, which will impact special items.

Genencor will be included in the outlook for 2005/06 which will be announced in Danisco's announcement of full-year results on 21 June 2005.

Comments from management

Danisco CEO Alf Duch-Pedersen said: 'We are looking forward to starting the integration process and working together with Genencor's talented and knowledgeable employees. The acquisition of Genencor will enhance Danisco's strong capabilities in enzymes for food and feed. Being an advanced and recognised biotech business, Genencor will expand our knowledge base significantly and broaden our access to a new important business area, industrial enzymes.'

'Our two companies know each other well and the synergy is obvious,' said Jean-Jacques Bienaimé, Chairman and CEO of Genencor. 'Now, we will have the depth and the reach to achieve the vision we've had for our business.'

Yours faithfully

Alf Duch-Pedersen
CEO

About Genencor

Genencor International is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor's products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company with over USD 410 million in 2004 annual revenues. Genencor has principal offices in Palo Alto, California; Rochester, New York and Leiden, the Netherlands.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/april/investor_164_en.htm

10

DANISCO

First you add knowledge...

21 April 2005

Share buyback in Danisco A/S

With the buyback of shares, Danisco owns a total of 699,550 own shares of a nominal value of DKK 20 each.

Notice no. 17/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 14/2005 of 12 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase in price in DKK	Transaction value in DKK
Accumulated at latest notice	615,550	378.48	232,971,206
12 April 2005	12,000	405.88	4,870,560
13 April 2005	12,000	408.36	4,900,320
14 April 2005	12,000	406.47	4,877,640
15 April 2005	12,000	399.67	4,796,040
18 April 2005	12,000	390.13	4,681,560
19 April 2005	12,000	391.92	4,703,040
20 April 2005	12,000	390.46	4,685,520
Accumulated volume under the programme	699,550	380.94	266,485,886

With the buyback of shares as stated above, Danisco owns a total of 699,550 own shares of a nominal value of DKK 20 each, corresponding to 1.41% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 33,514,114 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/april/investor_172_en.htm





First you add knowledge...

2 May 2005

Share buyback in Danisco A/S

Danisco now owns a total of 787,024 own shares of a nominal value of DKK 20 each, corresponding to 1.58% of the total number of issued shares of 49,688,552 shares. The share buyback programme of 27 January 2005 has now been completed.

Notice no. 20/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 17/2005 of 21 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	699,550	380.94	266,485,886
21 April 2005	12,000	390.61	4,687,320
25 April 2005	14,780	388.13	5,736,561
26 April 2005	14,780	387.63	5,729,171
27 April 2005	14,780	384.16	5,677,885
28 April 2005	14,780	376.20	5,560,236
29 April 2005	16,354	374.38	6,122,611
Accumulated under the programme	787,024	381.18	299,999,670

With the buyback of shares as stated above, Danisco owns a total of 787,024 own shares of a nominal value of DKK 20 each, corresponding to 1.58% of the total number of issued shares of 49,688,552 shares.

The share buyback programme of 27 January 2005 has now been completed.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Printed Friday, 27 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/may/investor_171_en.htm

12


First you add knowledge...

3 May 2005

Danisco merges and restructures its websites

Danisco makes profound change of its web profile.

All product information, which was previously available at the divisional websites, has now been merged in a customer centre at the new one-stop website: www.danisco.com.

'This is a new strategy for our web and online communication. We have turned everything upside down, so that customers now have a single entry point instead of a series of divisional websites. They can now get an overview of all our solutions in relation to products, industries, innovation, health & nutrition and food production,' says Cirkeline Buron, Web Manager and Project Manager of the restructuring of Danisco's web systems.

In addition to factual information, the website also offers Danisco Knowledge Lab where users can explore Danisco and our products in an interactive and innovative fashion.

Besides underpinning Danisco's strategy and brand, the essential point was for the new website to be user-friendly and to accommodate the users' needs. Customers and Danisco's other target groups, e.g. media and investors, have their own points of entry.

Several thousand Internet pages have been rewritten and everything from structure and design to technology and organisation has been changed.

Visitors to Danisco's website now only need to use our well-known Internet address to quickly find all the information they need using the easy and intuitive interface.

Please note: It may take up to 24 hours before the website is up and running worldwide.

For further information, please contact:

Cirkeline Buron, Web Manager, Danisco, tel.: +45 32 66 29 37
Carl Johan Corneliussen, Media Relations Manager, Danisco, tel. +45 32 66 29 26

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/may/presserelease_313_en.htm

/3,

DANISCO

First you add knowledge...

4 May 2005

Poultry producers benefiting from Danisco's unique corn analysis service

A unique analytical service that helps to maximise the nutritional and financial value of corn (maize) is enabling feed manufacturers and poultry producers throughout the world to optimise enzyme use, improve production uniformity and maximise financial margins, benefits currently equivalent to as much as US $12/tonne reduction in broiler feed costs.

So accurate and effective is Avicheck™ Corn, a unique service from Danisco Animal Nutrition, that one Canadian feed manufacturer has developed a range of feeds which ensures its customers achieve consistent returns and maximise profit/kg gain from one cycle of broilers to the next. The company has used Avizyme 1500, Danisco's multi-enzyme product, in its broiler, turkey and layer feeds for more than four years, because it has found it to be the most effective enzyme in terms of reducing feed costs and overcoming corn's inherent variability. Avizyme 1500 improves the energy value of corn and reduces the variability in energy value between different batches of corn, which has enabled the company to remove more expensive energy sources such as fats or oils from the feed and reduce costs, while improving the consistency of feed performance.

What prompted the company to use Danisco's Avicheck™ Corn service to analyse the feed value of different batches of corn were the extreme variations in corn growing and harvesting conditions experienced during 2003. The results indicated that while the average energy value of corn was acceptable its variability meant that Avizyme 1500 could be assigned a feed formulation energy value up to 50% more than had been used previously, while maintaining consistent feed performance. This gave the manufacturer confidence that the energy value it had been assigning to Avizyme 1500 was more than adequate for these highly variable batches of corn.

The company was so impressed by the results that it used the Avicheck Corn service throughout the 2004 harvest, even though corn variability was markedly less than during the previous year. Analysis of 40 corn samples highlighted a range of energy values for Avizyme 1500 from 83 to 103kcal per kg of feed, with an average of 92 kcal/kg, which enabled the firm to evaluate potentially greater economic benefits from using Avizyme 1500 while maintaining feed consistency. Consequently, the company plans to continue to use Avicheck Corn for routine analysis of corn samples post harvest and throughout the year, enabling it to keep a close eye on quality and to modify the energy value assigned to Avizyme 1500 as appropriate.

Greater awareness

Dr Milan Hruby, Danisco Animal Nutrition's Technical Services Manager, says that feed and poultry producers are increasingly appreciating the true financial value of using the Avicheck™ Corn service. He comments:

"Corn is the most commonly used grain in poultry diets and widely regarded as a model of consistency, but it can be extremely variable in terms of both nutrient content and availability. During development of the Avicheck Corn service we conducted a global corn quality survey to identify the factors responsible for variations in corn digestibility. It confirmed that significant variations exist in levels of moisture, oil, fibre, protein and amino acids present in different batches of corn due to differences between varieties, growing conditions, harvest timing and post-harvest treatments. These factors contribute to large variations in nutritional value between different batches of feed and may be responsible for differences of up to 15% in feed costs."

Broiler feeds are usually formulated using fixed nutrient values, which take no account of these variations and risk under-exploiting bird growth, feed conversion efficiency and profitability. While a number of options have been available to producers to assess corn quality, such as screening corn samples for nutrient content and estimating energy value (AME) at the feed mill, these are generally too costly, time consuming and inaccurate.

Avicheck Corn represents a breakthrough in feed enzyme technology by quickly, cheaply and accurately determining the nutritional value of corn. The service also provides an estimate of the additional value resulting from the use of Avizyme 1500 through reductions in feed costs because, typically, the higher energy corn replaces some more expensive high-energy ingredients, for example fat or oil.

In a two-stage process, Danisco's laboratory first analyses a sample of corn submitted by the customer and accurately calculates how much Avizyme 1500 can improve its AME, which is reported as an "Energy Improvement Value" (EIV). *Computer software, which incorporates extensive information on* corn-EIV values for different countries, then estimates the economic benefits of lower feed costs and improved broiler bodyweight uniformity attributable to Avizyme 1500. Typically, the multi-enzyme product increases the energy value of corn by approximately 3.5% - 5.0% and may enable the crude protein of the feed to be reduced by up to 2.5%, while maintaining levels of essential amino acids.

"Feed is the largest single cost in broiler productions systems and profitability depends on the relative cost and nutritive value of the ingredients available," comments Dr Hruby. "Danisco's research demonstrates that the net benefit to producers from using Avizyme 1500 is equivalent to an average of US $12.00/tonne of feed, US $2.10/tonne from a reduction in feed costs and US $9.80/tonne from improved flock uniformity. To a broiler producer processing 1,000,000 birds a week that would be worth an additional US $2.2 million annually."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by pig and poultry producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally responsible way. Further details are available here.

For further information, please contact:
Andrea Barletta,
Global Marketing Manager,
Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley,
Account Manager,
Kendalls Communications.
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Notes for editors
A photograph of Dr Milan Hruby is available from jo.bowron@kendallscom.co.uk

---

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/may/dan_72_en.htm

14.

DANISCO

First you add knowledge...

6 May 2005

Sugar addiction?

The Danish tabloid BT is currently focusing on the so-called sugar addiction.

BT's articles are not based on facts but on claims, Anne Mette Nielsen, Nutrition Communications Manager, Danisco Sugar, says.

Anne Mette Nielsen:
'We contacted BT when they advertised for sugar addicts for a series of articles about sugar to inform them that the concept 'sugar addiction' has been a controversial issue among scientists in Denmark and Sweden.

Sugar addiction is a myth

The Swedish Nutrition Foundation has concluded that no scientific investigation of sugar addiction in humans has yet been made. In a report on sugar, the Danish Nutrition Council concludes that the addition of sugar or carbohydrates does not have an impact on psychological symptoms and that there is no relationship between sugar intake, behavioural pattern and power of concentration in children who otherwise get a nutritionally balanced diet. These conclusions are confirmed by a WHO report.

'We're surprised that BT does not refer to official factual knowledge about the subject but exclusively bases its articles on claims that are not backed by scientific evidence.

Dangerous one-sided focus

'BT states that sugar addiction claims may remove focus on real health problems, just as obesity is caused by a variety of factors. On several occasions, we have called attention to the fact that the one-sided focus on sugar leads to an unbalanced nutrition debate'.

Danisco supports official nutrition recommendations

Danisco supports the official nutrition recommendation that the daily intake of sugar should not exceed 10% of the energy received from food and beverages.

Read more about Danisco's views on nutrition.

The concept 'sugar addiction' is rejected by scientists, including Danish scientists.

There is no scientific evidence for using the word 'addiction' in connection with sugar.

Danisco Sugar informs the media on an ongoing basis about scientific evidence of the relationship between sugar and nutrition.

Danisco Sugar believes that sugar can form part of a varied diet in agreement with the Nordic nutrition recommendations, that is, no more than 10% of the daily energy intake.

In Danisco Sugar's opinion, a large daily consumption of sugar – significantly above the Nordic nutrition recommendations – is not expedient.

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/may/businessupdate_11_en.htm

15.

DANISCO

First you add knowledge...

6 May 2005

Genencor launches high-performance liquid protease

- with superior cleaning performance

Genencor International, Inc., announces the availability of a state-of-the-art protease for the detergent industry worldwide, which demonstrates superior performance in a wide variety of liquid formulations.

The new product incorporates Genencor's innovative technology and capabilities in developing high-performance products for the detergent industry, especially for the fast-growing Heavy Duty Liquid (HDL) Detergent segment.

PURAFECT® Prime offers detergent manufacturers the opportunity to enhance cleaning performance in variable washing conditions. In tests, the new product demonstrates higher yield efficiency in heavy-duty liquid formulations, provides improved stain removal, and offers enhanced cleaning performance at low temperatures.

- Genencor's PURAFECT Prime product removes some of the toughest and most frequently occurring protein-based stains in laundry, such as blood, egg, milk products containing cocoa, and grass.
- Also, the superior efficiency of this protease offers the possibility to reach cleaning performance at lower dosage than standard proteases. This translates into equal performance at lower dosage than standard, or higher performance at equal dosage to standard. The actual impact is dependent on the HDL formulation and application conditions.
- In tests at Genencor and independent laboratories, the PURAFECT Prime shows improved soil removal at low temperatures ranging from 20°-40° C or 68°-104° F in typical European and North American wash conditions. This is key since an increasing number of consumers in Europe and North America are washing clothes at lower temperatures to *maintain fabric quality and reduce energy consumption.*

The new product also demonstrates a significant improvement in storage stability, and performance consistency compared to existing proteases. Overall, PURAFECT Prime is a robust enzyme with respect to temperature, concentration, and water hardness.

"We are pleased to offer our protease technology to the market," said Philippe Lavielle, vice president of Fabric & Household Care at Genencor. "The improved cleaning performance at low temperatures allows us to again show our commitment to, and solidify our strength in the Heavy Duty Liquid Detergent segment. Ultimately, we believe this high-performance enzyme will bring a new level of differentiation and competitiveness to detergent manufacturers worldwide."

For further information, please contact:

Ana Maria Bravo-Angel: +31 71 56 86 151

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/may/businessupdate_10_en.htm

16

DANISCO

First you add knowledge...

9 May 2005

Trials underline betaine's role in reducing the effects of heat stress in poultry

Supplementing broiler diets with betaine, a naturally occurring plant extract, can greatly reduce the effects of heat stress in poultry according to a series of 6 studies conducted by Danisco Animal Nutrition in the USA, Egypt, Thailand, Israel and Malaysia.

The trials clearly demonstrated that in conditions where heat stress is likely to adversely impact bird performance, supplementing diets with Betafin (Danisco Animal Nutrition) produces more consistent bird performance and improves feed conversion by up to 7%.

The trials conducted in the US showed that the feed conversion of poultry taken to a final bodyweight of 2.2kg improved by 7 points, from 1.85 to 1.78 where Betafin was included in the feed, equivalent to the average FCR improvement achieved across all 6 studies. This represents an average reduction in feed use of around 4%. Based on a feed cost of US$120 per tonne, Betafin produced a financial saving of around US$5.00 per tonne of feed.

The Thai trial showed that the feed conversion of poultry taken to a final bodyweight of 1.8kg improved by 7 points, from 1.80 to 1.73 where Betafin was included in the feed. This also represents an average reduction in feed use of around 4%. Based on a feed cost of US$230 per tonne, Betafin produced a financial saving of around US$9.00 per tonne of feed.

Explaining the reasons for the improvements Dr Milan Hruby, Technical Services Manager for Danisco Animal Nutrition, commented:

"Birds become heat stressed when they have difficulty in achieving the correct balance between body heat production and loss. A broiler's normal body temperature is 41°C, but when the environmental temperature exceeds 35°C the bird is likely to experience heat stress that can ultimately lead to death. Between 20-30°C feed intake is reduced by 1-1.5% for every 1°C rise in temperature and by 5% above 32°C. The bird's own mechanisms to combat heat stress consume large amounts of energy, reducing the energy available for growth.

"Betaine's osmolytic properties help the bird maintain the correct cellular water balance. Betafin can enter cells and hold water very effectively, thereby reducing the bird's energy requirement for water regulation. Including betaine in poultry diets undoubtedly offers significant benefits in terms of maintaining bird performance under high ambient temperatures. The level of response will depend on the extent of the environmental challenge, but where heat stress is likely to be a problem the use of betaine should be considered as part of an overall strategy alongside proven housing and management practices."

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager

Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Tuesday, 10 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/may/businessupdate_12_en.htm




DANISCO
First you add knowledge...
Media
Relations


Home
Other Danisco websites
Sitemap



back to Media Relations

NEWS

Archive

11 May 2005

Minister visits Nykøbing sugar factory

Danish Minister for the Environment, Connie Hedegaard, visited Danisco's sugar factory in Nykøbing, Denmark, last Monday.

The programme included a tour of the factory and the packaging department when Connie Hedegaard of the Danish Conservative Party visited Danisco's sugar factory in Nykøbing.

Environment meeting

The local Conservative party organisation and Danisco Sugar Nykøbing had invited the Minister to a meeting on the environment, where issues such as odour abatement and other environmental aspects in connection with the sugar production were discussed.

'We're happy that the Minister took the time to visit our factory. We've made great efforts to improve environmental conditions here in Nykøbing, and we'll continue these efforts and highlight the value of improvement measures,' says Aksel Føns Johnsen, Factory Manager.

'It's vital that regulatory requirements and threshold limits are based on a realistic foundation. There must be a balance between our environmental investments and their actual effects. We explained this to the Minister,' Aksel says.

Top Print Mail a colleague about this page

/8,



Home Other Danisco websites Sitemap





← back to Media Relations

NEWS

Archive

12 May 2005

True Waters with Litesse® Fiber

Thirsty? Now quenching your thirst can be even more beneficial and nutritious.

Add fiber to your diet with clean tasting, cool, clear and revitalizing True Waters from Danisco Sweeteners.

True Waters are available in six mouthwatering fruit flavors developed with Danisco's Aura™ and Commonsense™ flavor technologies.

True Waters offers both regular and low calorie/ no-sugar-added versions.

True Waters are made with Litesse® polydextrose which is a good source of fiber!

Be sure to visit the Danisco booth 2541 at IFT Expo 2005 in New Orleans and enjoy the refreshing possibilities!

Please contact Donna Brooks at Danisco Sweeteners at donna.brooks@danisco.com or (800) 255-6837, ext. 2521 for further information.

Top Print Mail a colleague about this page

Disclaimer Privacy policy

19


DANISCO
First you add knowledge...
Investor Relations

Home Other Danisco websites Sitemap

back to Investor relations

INVESTOR NEWS

17 May 2005

Danisco to concentrate sugar production in Lithuania

In the planned efficiency optimisation of Danisco's co-owned Lithuanian sugar operations, sugar beet processing at the Kursenai facility will be discontinued as from the 2005 beet campaign.

Danisco has today decided to concentrate the co-owned sugar operations in Lithuania to improve competitiveness, as planned when Danisco joined the Lithuanian sugar industry in 1998. This will be done by transferring the activities of the Kursenai facility to the sugar factories at Panevezys and Kedainiai, which have been upgraded to handle the extra beet volume involved. A comprehensive social plan has been developed to support the some 130 people employed at the Kursenai facility in their transition to new jobs.

"Ever since we started up in Lithuania, we have been committed to streamlining the set-up. Over the past few years, we have succeeded in bringing the Panevezys and Kedainiai factories up to the high efficiency and product quality standards of Danisco's other sugar operations, also significantly enhancing environmental performance. By gathering production at these two factories we will achieve further efficiency required to support the continued viability of the Lithuanian sugar industry," explains Michael Persson, Vice President, Danisco Sugar.

"It is paramount for us to ensure fair treatment of our Kursenai employees and minimum inconvenience to our other stakeholders. To ensure a smooth transition and give the best possible support and starting point for the employees in finding new jobs, almost every employee is given the possibility to work with dismantling during the closure period. To minimize any inconvenience to our beet growers we will continue to operate the beet reception facility at Kursenai during the 2005 campaign to provide an alternative to delivering directly to the Panevezys facility," says Michael Persson.

In line with Danisco's social policy, current employees at Kursenai will be eligible to benefit from a wide range of support options, including training opportunities, various types of financial assistance and aid for business start-up as well as employment during the dismantling period.

"We are thankful for the loyalty and dedication of the Kursenai staff over the years and will invite each of our employees to an interview in order to match our support offer to their individual needs," says Jurgis Ignotas, Factory Manager, Kursenai.

A press conference will be held today at 1:00 pm at
Danisco Sugar Panevézys, Kursenai Department

Ventos g. 79, LT-5420 Kursenai

For further information, please contact:
Dorthe Lindgreen, Communications Manager, +45 32 66 25 88

Danisco's co-owned sugar activities in Lithuania

Danisco Sugar Panevezys
Danisco Sugar Panevezys, Kursenai Department
Danisco Sugar Kedainiai

- Annual sugar production: 104,000 tonnes
- Beet processing capacity: 10,000 tonnes per day
- Number of employees: 760

Top Print Mail a colleague about this page







17.3.2005

Danisco extends expiration date of tender offer for Genencor

Notice no. 08/2005

DH Subsidiary Inc., a wholly-owned indirect subsidiary of Danisco A/S, today announced that it has extended the expiration date of its tender offer for all of the shares of common stock of Genencor International, Inc. (Nasdaq: GCOR) to Wednesday 23 March 2005 at 5:00 pm New York City time. The offer previously was to expire on Wednesday 16 March 2005 at 5:00 pm New York City time.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through DH Subsidiary, is offering to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco has extended the expiration date of the tender offer to provide competition regulators in Germany additional time to review these transactions.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the tender offer, that as of the close of business on March 16, 2005, approximately 8,354,148 shares of Genencor common stock had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 532,148 shares. Excluding shares held by Danisco and its affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates, the tendered shares and noticed shares represent approximately 87.7% of the outstanding shares. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares and noticed shares represent approximately 97.9% of the total outstanding shares.

As a consequence of the extension of the expiration date, holders of shares may tender or withdraw shares until 23 March 2005 at 5:00 pm unless the offer is further extended.

Yours faithfully

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation /Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange

search:

DANISCO

First you add knowle

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Commission at www.sec.gov.

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco´s broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.




danisco.com




DANISCC
First you add knowle

17.3.2005
Announcement of results for 9M 2004/05

1 May 2004 - 31 January 2005
(unaudited)

Notice no. 09/2005

Please notice that this is an excerpt of the unabridged announcement.
To download the unabridged announcement as a Pdf file please click here.

Organic growth in line with expectations
Organic growth in Ingredients and Sweeteners improved to 5% in Q3, bringing the first nine months to 2%. All Ingredients and Sweetener businesses except flavours performed to expectation in Q3. Sales in Sugar reached last year's level as a result of increased exports of quota sugar in Q3.

- **EBIT(A) before special items and share-based payments rose 4% to DKK 1,626 million (DKK 1,562 million)**
  Rhodia Food Ingredients (RFI) increased EBIT(A) by around DKK 150 million.

- **EBIT up 16% to DKK 1,522 million (DKK 1,312 million)**
  The discontinuation of goodwill amortisation and the net effect of other items raised EBIT by DKK 146 million.

- **Consolidated profit grew to DKK 965 million (DKK 704 million)**
  Other financial expenditure of DKK 215 million was slightly lower than last year's DKK 230 million.

- **Earnings per share at DKK 19.16 (DKK 18.98)**
  Earnings per share have been adjusted for special items and goodwill amortisation in 2003/04. The number of shares included in the calculation is largely unchanged.

Outlook for 2004/05

- Sales are now expected in the range of DKK 17.7-18.2 billion against previously DKK 17.6-18.6 billion (DKK 16.4 billion).

- Consolidated EBIT before special items and share-based payments is now expected to be in the range of DKK 2,250-2,300 million (DKK 2,138 million) against previously DKK 2,250-2,350 million.

- Special items are expected to impact earnings adversely by up to DKK 175 million.

- Consolidated profit before share-based payments is maintained in the range of DKK 1,300-1,400 million (DKK 1,032 million).

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Anders Knutsen
Chairman of the Board of Directors

Alf Duch-Pedersen
CEO

To download the unabridged notice as a PDF file please click for English or Danish version.
To download the Excel file please click for English or Danish version.

Listen to the conference call

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

3





search:
DANISCC
First you add knowle
Related links

18.3.2005
Share buyback in Danisco A/S

Notice no. 10/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission´s regulation no. 2273/2003 of 22 December 2003, the so-called ´safe harbour method´. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 07/2005 of 9 March 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	358,800	369.94	132,732,888
9 March 2005	12,000	379.98	4,559,760
10 March 2005	11,000	377.18	4,148,980
11 March 2005	9,000	382.42	3,441,780
14 March 2005	12,000	377.00	4,524,000
15 March 2005	12,000	376.25	4,515,000
16 March 2005	12,000	379.72	4,556,640
17 March 2005	10,000	375.40	3,754,000
Accumulated volume under the programme	436,800	371.41	162,233,048

With the buyback of shares as stated above, Danisco owns a total of 436,800 own shares of a nominal value of DKK 20 each, corresponding to 0.88% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 137,766,952 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of roa
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Media Relations
tel.: +45 3266 2913
info@danisco.com

4.


DANISCO

First you add knowledge...

22 March 2005

Danisco further extends expiration date for tender offer for Genencor

DH Subsidiary Inc., a wholly-owned indirect subsidiary of Danisco A/S, today announced that it has extended the expiration date of its tender offer for all of the shares of common stock of Genencor International, Inc. (Nasdaq: GCOR) to Wednesday 6 April 2005 at 5:00 pm New York City time.

Notice no. 11

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through DH Subsidiary, is offering to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco has extended the expiration date of the tender offer to provide additional time, particularly in view of the upcoming Easter holiday period, for competition regulators in Germany to review these transactions.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the tender offer, that as of the close of business on 21 March 2005, approximately 8,271,635 shares of Genencor common stock had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 163,281 shares. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares and noticed shares represent approximately 97.2% of the total outstanding shares.

As a consequence of the extension of the expiration date, holders of shares may tender or withdraw shares until 6 April 2005 at 5:00 pm unless the offer is further extended.

Yours faithfully
Alf Duch-Pedersen, CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation /Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Printed Thursday, 05 May 2005 from

http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_163_en.htm




danisco.com


search:

DANISCO
First you add knowle

1.4.2005
Share buyback

Notice no. 12/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 10/2005 of 18 March 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	436,800	371.41	162,233,048
18 March 2005	14,000	378.07	5,292,980
21 March 2005	13,700	378.93	5,191,341
22 March 2005	13,050	379.53	4,952,867
23 March 2005	14,000	378.39	5,297,460
29 March 2005	0	-	0
30 March 2005	15,000	392.67	5,890,050
31 March 2005	18,000	397.43	7,153,740
Accumulated volume under the programme	524,550	373.68	196,001,486

With the buyback of shares as stated above, Danisco owns a total of 524,550 own shares of a nominal value of DKK 20 each, corresponding to 1.06% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 103,988,514 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of roa
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Media Relations
tel.: +45 3266 2913
info@danisco.com

6.


danisco.com


home products about us sustainability people press investor contact

back


search:

DANISCO
First you add knowle

5.4.2005

Danisco further extends expiration date for tender offer for Genencor

Notice no. 13/2005

DH Subsidiary Inc., a wholly-owned indirect subsidiary of Danisco A/S, today announced that it has extended the expiration date of its tender offer for all of the shares of common stock of Genencor International, Inc. (Nasdaq: GCOR) to 19 April 2005 at 5:00 pm New York City time. The offer previously was to expire on Wednesday 6 April 2005 at 5:00 pm New York City time.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through DH Subsidiary, is offering to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco has extended the expiration date of the tender offer due to further delay in the finalisation of the competition review of these transactions by regulators in Germany.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the tender offer, that as of the close of business on 1 April 2005, approximately 7,880,552 shares of Genencor common stock had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 69,825 shares. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares and noticed shares represent approximately 96.4% of the total outstanding shares.

As a consequence of the extension of the expiration date, holders of shares may tender or withdraw shares until 19 April 2005 at 5:00 pm unless the offer is further extended.

Yours faithfully

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of roa
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco´s broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

7.



First you add knowledge...

12 April 2005

Share buyback in Danisco A/S

With the buyback of shares, Danisco owns a total of 615,550 own shares of a nominal value of DKK 20 each.

Notice no. 14/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 12/2005 of 1 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	524,550	373.68	196,011,486
1 April 2005	15,000	401.56	6,023,400
4 April 2005	15,000	405.21	6,078,150
5 April 2005	13,000	413.52	5,375,760
6 April 2005	13,000	409.72	5,326,360
7 April 2005	10,000	406.65	4,066,500
8 April 2005	13,000	403.27	5,242,510
11 April 2005	12,000	403.92	4,847,040
Accumulated volume under the programme	615,550	378.48	232,971,206

With the buyback of shares as stated above, Danisco owns a total of 615,550 own shares of a nominal value of DKK 20 each, corresponding to 1.24% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 67,028,794 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

Printed Thursday, 05 May 2005 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_166_en.htm

8



First you add knowledge...

15 April 2005

Germany clears acquisition of Genencor by Danisco - offer set to expire 19 April 2005

Danisco A/S today annonced that the competition authorities of Germany have finished their review relating to Danisco's agreements to acquire the balance of Genencor International, Inc. and have granted clearance of these transactions.

Notice no. 15/2005

Danisco A/S today announced that the competition authorities of Germany have finished their review relating to Danisco's agreements to acquire the balance of Genencor International, Inc. (Nasdaq: GCOR) and have granted clearance of these transactions.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through a subsidiary, is conducting a tender offer to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco previously extended the expiration date of the tender offer to permit additional time for the competition review in Germany. That review is now complete. The offer will expire on Tuesday 19 April 2005 at 5:00 pm New York City time, and Danisco will accept all tendered shares, subject to the continued satisfaction of the conditions of the offer. Shareholders of Genencor who wish to participate in the offer are urged to tender their shares by the expiration date of the offer.

Yours faithfully,

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation /Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Printed Thursday, 05 May 2005 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_165_en.htm

9


danisco.com



home products about us sustainability people press investor contact

back


search:
DANISCC
First you add knowle

20.4.2005

Danisco announces successful conclusion of tender offer for Genencor

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Notice no. 16/2005

Danisco A/S announced today the successful conclusion of a cash tender offer by its wholly owned subsidiary, DH Subsidiary Inc., to acquire the shares of common stock of Genencor at USD 19.25 per share. The tender offer expired at 5:00 p.m. New York City time on 19 April 2005.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the offer, that at expiration, approximately 8,670,529 shares had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 394,691 shares. Excluding shares held by Danisco and its affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates, the tendered shares and noticed shares represent approximately 89.5% of the outstanding shares, which satisfies the majority of the minority condition of the offer.

All validly tendered shares have been, and noticed shares will be, accepted for purchase and payment in accordance with the terms of the offer, and payment for such shares is expected to be made promptly.

Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under the Stock Purchase Agreement, the tendered shares and noticed shares represent approximately 98.2% of the total outstanding shares.

As soon as practicable after purchase of tendered shares and the closing with Eastman, Danisco intends to cause DH Subsidiary Inc. to merge into Genencor. As a result of the merger, Genencor will be renamed "Danisco Genencor, Inc.," and will become a wholly owned indirect subsidiary of Danisco.

- The purchase price for the shares acquired is approximately DKK 3.5 billion (USD 615 million).
- Genencor´s total revenues in 2004 were USD 410 million and EBITDA USD 70 million. Excluding the health-care activities, EBITDA was USD 93 million.
- Genencor´s intensive focus on research and development and world-class capabilities in enzyme discovery, optimisation and production will fill Danisco´s gaps in the enzyme value chain. Combined with Danisco´s capabilities in enzyme application and development for food and feed along with our strong global platform for selling and servicing these two industries, this will give a significant competitive edge for the Danisco divisions dealing with food and feed enzymes.
- This acquisition will position Danisco as a major player in a new profitable business area, industrial enzymes. Furthermore, it will add new exciting technology developments within bio-ingredients in new industries such as personal care.
- Through this new business area, Danisco will be able to service the same customers in more ways, in particular large multinationals with household, personal care and food product portfolios.

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Danisco assesses that there are great possibilities of realising sales synergies, as the acquired product areas and development of new products combined with industrial enzymes will create cross-selling opportunities.

Outlook

Profit before special items in 2004/05 ending 30 April will only be affected modestly from the transaction, whereas profit after special items in 2004/05 will be affected negatively due to costs arising after the closing, which will impact special items.

Genencor will be included in the outlook for 2005/06 which will be announced in Danisco´s announcement of full-year results on 21 June 2005.

Comments from management

Danisco CEO Alf Duch-Pedersen said: ´We are looking forward to starting the integration process and working together with Genencor´s talented and knowledgeable employees. The acquisition of Genencor will enhance Danisco´s strong capabilities in enzymes for food and feed. Being an advanced and recognised biotech business, Genencor will expand our knowledge base significantly and broaden our access to a new important business area, industrial enzymes.´

´Our two companies know each other well and the synergy is obvious,´ said Jean-Jacques Bienaimé, Chairman and CEO of Genencor. ´Now, we will have the depth and the reach to achieve the vision we´ve had for our business.´

Yours faithfully

Alf Duch-Pedersen
CEO

About Genencor

Genencor International is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor´s products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company with over USD 410 million in 2004 annual revenues. Genencor has principal offices in Palo Alto, California; Rochester, New York and Leiden, the Netherlands.

About Danisco

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco´s broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

back top print




danisco.com

home products about us sustainability people press investor contact

back



21.4.2005
Share buyback in Danisco A/S

Notice no. 17/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 14/2005 of 12 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	615,550	378.48	232,971,206
12 April 2005	12,000	405.88	4,870,560
13 April 2005	12,000	408.36	4,900,320
14 April 2005	12,000	406.47	4,877,640
15 April 2005	12,000	399.67	4,796,040
18 April 2005	12,000	390.13	4,681,560
19 April 2005	12,000	391.92	4,703,040
20 April 2005	12,000	390.46	4,685,520
Accumulated volume under the programme	699,550	380.94	266,485,886

With the buyback of shares as stated above, Danisco owns a total of 699,550 own shares of a nominal value of DKK 20 each, corresponding to 1.41% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 33,514,114 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

search:

DANISCC
First you add knowle

Related links

Read the press release
Need further information on
Please read the related pre:
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Media Relations
tel.: +45 3266 2913
info@danisco.com


DANISCC
First you add knowle

26.4.2005

Changes in Genencor

Notice no. 18/2005

After the successful takeover of Genencor, Danisco announces the following changes in Genencor.

Organisation

Robert H. Mayer, Executive Vice President and Executive Board member at Danisco, is appointed Chief Executive Officer (CEO) and Chairman of the Board of Genencor International Inc. with immediate effect. Robert H. Mayer replaces Jean-Jacques Bienaimé, who has decided to resign in connection with Danisco´s acquisition of Genencor and the subsequent delisting of the company. Jean-Jacques Bienaimé will continue to be available for a period of time to help ensure the best possible alignment of Genencor with the Danisco organisation. Furthermore, Chief Financial Officer (CFO) Raymond Land will resign.

The Genencor entity run by Robert H. Mayer will be comprised of the Danisco Genencor division for industrial biotechnology headed by Tom Pekich and a health care division under Mark Goldsmith.

The health care business

Danisco has no long-term strategic or commercial interest in a 100% ownership of Genencor´s health care activities, which involve the discovery and development of drugs to combat cancer diseases. Although Danisco through its shareholding has viewed Genencor´s health care business as a value creating asset, Danisco accepts that it takes considerable time and resources as well as a robust and extensive health care programme to develop marketable products.

Against this background, Danisco and the health care management of Genencor have decided to take steps to spin off this part of Genencor into an independent corporation with admission of new shareholders. Danisco´s interest will then become a minority interest. The ongoing health care projects are in their early stages but with indications of good possibilities, and Danisco would like to maintain a share of the potential and attractive value creation arising from these projects.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04. Danisco´s broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

Related links

Read the press release
Need further information on
Please read the related pres
view press releases

Road shows
View the complete list of roa
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

12



danisco.com

home products about us sustainability people press investor contact

back

26.4.2005
Management changes in Danisco A/S

Notice no. 19/2005

Danisco announces management changes to increase focus on the upcoming integration of Genencor and to secure a smooth management succession in the Danisco Flavours, Danisco Cultures and Danisco Specialities divisions.

Robert H. Mayer, Executive Vice President and Executive Board member at Danisco, is appointed Chief Executive Officer (CEO) and Chairman of the Board of Genencor International Inc. with immediate effect in order to secure a smooth and effective alignment of Genencor with the Danisco organisation. As of 1 May 2005, Robert H. Mayer will consequently be released from his current general responsibilities. He will as planned step down from Danisco's Executive Board and Executive Committee effective 31 August 2005 but will continue in his new role until further notice.

Tjerk de Ruiter takes over the general responsibility of Danisco Flavours, Danisco Cultures and Danisco Specialities as of 1 May 2005 and is appointed Chief Operating Officer (COO) for these divisions. Tjerk de Ruiter continues to serve on Danisco's Executive Committee, and he will maintain his residence in the USA. Tjerk de Ruiter joined Danisco in 1998 and has been in charge of Danisco's global sales organisation.

Ole Søgaard Andersen will succeed Tjerk de Ruiter on 1 May 2005 as responsible for Danisco's sales organisation (the EUROW, AMCAS and ASPAC regions as well as Global Marketing). He is appointed Senior Vice President (SVP), and he also becomes a member of Danisco's Executive Committee. Ole Søgaard Andersen has had a long career in the food ingredients industry. He joined Danisco in 2002 as head of Danisco Functional Systems and continues in that capacity until his successor has been appointed.

Danisco's executive management now comprises the following persons:

Executive Board
Alf Duch-Pedersen, Søren Bjerre-Nielsen, Mogens Granborg and Robert H. Mayer

Executive Committee
Alf Duch-Pedersen, Søren Bjerre-Nielsen, Mogens Granborg, Robert H. Mayer, Ole Søgaard Andersen, Leif Kjærgaard, Tjerk de Ruiter and Torben Svejgaard

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion in 2003/04.

search:

DANISCO
First you add knowle

Related links

Read the press release
Need further information on
Please read the related pre
view press releases

Road shows
View the complete list of ro
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Danisco's broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

---

back top print

disclaimer | privacy policy | sitemap | help | contact | info@danisco.com

 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

13.





search:
DANISCO
First you add knowle

2.5.2005
Share buyback in Danisco A/S

Notice no. 20/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission´s regulation no. 2273/2003 of 22 December 2003, the so-called ´safe harbour method´. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 17/2005 of 21 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	699,550	380.94	266,485,886
21 April 2005	12,000	390.61	4,687,320
25 April 2005	14,780	388.13	5,736,561
26 April 2005	14,780	387.63	5,729,171
27 April 2005	14,780	384.16	5,677,885
28 April 2005	14,780	376.20	5,560,236
29 April 2005	16,354	374.38	6,122,611
Accumulated volume under the programme	787,024	381.18	299,999,670

With the buyback of shares as stated above, Danisco owns a total of 787,024 own shares of a nominal value of DKK 20 each, corresponding to 1.58% of the total number of issued shares of 49,688,552 shares.

The share buyback programme of 27 January 2005 has now been completed.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Related links

Read the press release
Need further information on
Please read the related pres
view press releases

Road shows
View the complete list of roa
investor meetings or confer
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
subscribe mailing list

Media Relations
tel.: +45 3266 2913
info@danisco.com



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

17 March 2005

Statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to report the trading in Danisco shares of insiders and their connected persons when the net trading value for the individual insider and his connected persons taken as a group exceeds DKK 50,000.

The statement below shows insider trading in Danisco shares as reported to Danisco A/S.

Securities code: DK0010207497

Trading date: 17 March 2005

Shares traded, net: 1,191
Market value: DKK 448,411

Total insider register

Number of shares prior to change: 50,501
Market value prior to change: DKK 19,013,626

Number of shares after change: 49,310
Market value after change: DKK 18,565,215

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 192 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

Yours faithfully,

Christel Crone Nielsen

For further information, please contact:
Christel Crone Nielsen, Communications, tel. +45 3266 2928, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2920, e-mail: sfmvb@danisco.com




DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Other Danisco websites Sitemap



back to Investor relations

INVESTOR NEWS

17 March 2005

Danisco extends expiration date of tender offer for Genencor

Danisco has extended the expiration date of the tender offer for Genencor from 16 March 2005 to 23 March 2005 to provide competition regulators in Germany additional time to review the transactions.

Notice no. 08/2005

DH Subsidiary Inc., a wholly-owned indirect subsidiary of Danisco A/S, today announced that it has extended the expiration date of its tender offer for all of the shares of common stock of Genencor International, Inc. (Nasdaq: GCOR) to Wednesday 23 March 2005 at 5:00 pm New York City time. The offer previously was to expire on Wednesday 16 March 2005 at 5:00 pm New York City time.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through DH Subsidiary, is offering to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco has extended the expiration date of the tender offer to provide competition regulators in Germany additional time to review these transactions.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the tender offer, that as of the close of business on March 16, 2005, approximately 8,354,148 shares of Genencor common stock had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 532,148 shares. Excluding shares held by Danisco and its affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates, the tendered shares and noticed shares represent approximately 87.7% of the outstanding shares. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares and noticed shares represent approximately 97.9% of the total outstanding shares.

As a consequence of the extension of the expiration date, holders of shares may tender or withdraw shares until 23 March 2005 at 5:00 pm unless the offer is further extended.

Yours faithfully
Alf Duch-Pedersen, CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction.

Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation /Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully.

You may access these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

3





back to Investor relations

17 March 2005

Announcement of results for 9M 2004/05

Organic growth in Ingredients and Sweeteners improved to 5% in Q3, bringing the first nine months to 2%.

1 May 2004 - 31 January 2005
(unaudited)

Notice no. 09/2005
Please notice that this is an excerpt of the unabridged announcement.

Organic growth in line with expectations

Organic growth in Ingredients and Sweeteners improved to 5% in Q3, bringing the first nine months to 2%. All Ingredients and Sweetener businesses except flavours performed to expectation in Q3. Sales in Sugar reached last year's level as a result of increased exports of quota sugar in Q3.

- **EBIT(A) before special items and share-based payments rose 4% to DKK 1,626 million (DKK 1,562 million)**
  Rhodia Food Ingredients (RFI) increased EBIT(A) by around DKK 150 million.

- **EBIT up 16% to DKK 1,522 million (DKK 1,312 million)**
  The discontinuation of goodwill amortisation and the net effect of other items raised EBIT by DKK 146 million.

- **Consolidated profit grew to DKK 965 million (DKK 704 million)**
  Other financial expenditure of DKK 215 million was slightly lower than last year's DKK 230 million.

- **Earnings per share at DKK 19.16 (DKK 18.98)**
  Earnings per share have been adjusted for special items and goodwill amortisation in 2003/04. The number of shares included in the calculation is largely unchanged.

Outlook for 2004/05

- Sales are now expected in the range of DKK 17.7-18.2 billion against previously DKK 17.6-18.6 billion (DKK 16.4 billion).

- Consolidated EBIT before special items and share-based payments is now expected to be in the range of DKK 2,250-2,300 million (DKK 2,138 million) against previously DKK 2,250-2,350 million.

- Special items are expected to impact earnings adversely by up to DKK 175 million.

- Consolidated profit before share-based payments is maintained in the range of DKK 1,300-1,400 million (DKK 1,032 million).

Anders Knutsen	Alf Duch-Pedersen
Chairman of the Board of Directors	CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

4.


DANISCO
First you add knowledge...
Investor
Relations



18 March 2005

Share buyback in Danisco A/S

With the buyback of shares, Danisco owns a total of 436,800 own shares of a nominal value of DKK 20 each.

Notice no. 10/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 07/2005 of 9 March 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	358,800	369.94	132,732,888
9 March 2005	12,000	379.98	4,559,760
10 March 2005	11,000	377.18	4,148,980
11 March 2005	9,000	382.42	3,441,780
14 March 2005	12,000	377.00	4,524,000
15 March 2005	12,000	376.25	4,515,000
16 March 2005	12,000	379.72	4,556,640
17 March 2005	10,000	375.40	3,754,000
Accumulated volume under the programme	436,800	371.41	162,233,048

With the buyback of shares as stated above, Danisco owns a total of 436,800 own shares of a nominal value of DKK 20 each, corresponding to 0.88% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 137,766,952 remains to be used under the programme.

Yours faithfully,
Alf Duch-Pedersen, CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Top Print Mail a colleague about this page

Disclaimer Privacy policy


DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

21 March 2005

Statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to report the trading in Danisco shares of insiders and their connected persons when the net trading value for the individual insider and his connected persons taken as a group exceeds DKK 50,000.

The statement below shows insider trading in Danisco shares as reported to Danisco A/S.

Securities code: DK0010207497

Trading date: 18 March 2005

Shares traded, net: 2,500
Market value: DKK 947,500

Total insider register

Number of shares prior to change: 49,310
Market value prior to change: DKK 18,565,215

Number of shares after change: 46,810
Market value after change: DKK 17,617,715

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 192 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

Yours faithfully,

Veronica Fay Bermann

For further information, please contact:
Veronica Fay Bermann, Communications, tel. +45 3266 2930, e-mail: sfvfb@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2920, e-mail: sfmvb@danisco.com




Home
Other Danisco websites
Sitemap


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco



back to Investor relations

INVESTOR NEWS

22 March 2005

Danisco further extends expiration date for tender offer for Genencor

DH Subsidiary Inc., a wholly-owned indirect subsidiary of Danisco A/S, today announced that it has extended the expiration date of its tender offer for all of the shares of common stock of Genencor International, Inc. (Nasdaq: GCOR) to Wednesday 6 April 2005 at 5:00 pm New York City time.

Notice no. 11

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through DH Subsidiary, is offering to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco has extended the expiration date of the tender offer to provide additional time, particularly in view of the upcoming Easter holiday period, for competition regulators in Germany to review these transactions.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the tender offer, that as of the close of business on 21 March 2005, approximately 8,271,635 shares of Genencor common stock had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 163,281 shares. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares and noticed shares represent approximately 97.2% of the total outstanding shares.

As a consequence of the extension of the expiration date, holders of shares may tender or withdraw shares until 6 April 2005 at 5:00 pm unless the offer is further extended.

Yours faithfully
Alf Duch-Pedersen, CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation /Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from

time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com


DANISCO
First you add knowledge...
Investor
Relations



← back to Investor relations

▼ INVESTOR NEWS

1 April 2005

Share buyback in Danisco A/S

With the buyback of shares, Danisco owns a total of 524,550 own shares of a nominal value of DKK 20 each.

Notice no. 12/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 10/2005 of 18 March 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	436,800	371.41	162,233,048
18 March 2005	14,000	378.07	5,292,980
21 March 2005	13,700	378.93	5,191,341
22 March 2005	13,050	379.53	4,952,867
23 March 2005	14,000	378.39	5,297,460
29 March 2005	0	-	0
30 March 2005	15,000	392.67	5,890,050
31 March 2005	18,000	397.43	7,153,740
Accumulated volume under the programme	524,550	373.68	196,001,486

With the buyback of shares as stated above, Danisco owns a total of 524,550 own shares of a nominal value of DKK 20 each, corresponding to 1.06% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 103,988,514 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco



back to Investor relations

5 April 2005

Danisco further extends expiration date for tender offer for Genencor

Danisco has extended the expiration date of the tender offer due to further delay in the finalisation of the competition review of these transactions by regulators in Germany.

Notice no. 13/2005

DH Subsidiary Inc., a wholly-owned indirect subsidiary of Danisco A/S, today announced that it has extended the expiration date of its tender offer for all of the shares of common stock of Genencor International, Inc. (Nasdaq: GCOR) to 19 April 2005 at 5:00 pm New York City time. The offer previously was to expire on Wednesday 6 April 2005 at 5:00 pm New York City time.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through DH Subsidiary, is offering to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco has extended the expiration date of the tender offer due to further delay in the finalisation of the competition review of these transactions by regulators in Germany.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the tender offer, that as of the close of business on 1 April 2005, approximately 7,880,552 shares of Genencor common stock had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 69,825 shares. Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under their agreement, the tendered shares and noticed shares represent approximately 96.4% of the total outstanding shares.

As a consequence of the extension of the expiration date, holders of shares may tender or withdraw shares until 19 April 2005 at 5:00 pm unless the offer is further extended.

Yours faithfully

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Top Print Mail a colleague about this page

9


DANISCO
First you add knowledge...
Investor
Relations

Home Other Danisco websites Sitemap



← back to Investor relations

INVESTOR NEWS

12 April 2005

Share buyback in Danisco A/S

With the buyback of shares, Danisco owns a total of 615,550 own shares of a nominal value of DKK 20 each.

Notice no. 14/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 12/2005 of 1 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	524,550	373.68	196,011,486
1 April 2005	15,000	401.56	6,023,400
4 April 2005	15,000	405.21	6,078,150
5 April 2005	13,000	413.52	5,375,760
6 April 2005	13,000	409.72	5,326,360
7 April 2005	10,000	406.65	4,066,500
8 April 2005	13,000	403.27	5,242,510
11 April 2005	12,000	403.92	4,847,040
Accumulated volume under the programme	615,550	378.48	232,971,206

With the buyback of shares as stated above, Danisco owns a total of 615,550 own shares of a nominal value of DKK 20 each, corresponding to 1.24% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 67,028,794 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

10.


DANISCO
First you add knowledge...
Investor Relations



15 April 2005

Germany clears acquisition of Genencor by Danisco - offer set to expire 19 April 2005

Danisco A/S today annonced that the competition authorities of Germany have finished their review relating to Danisco's agreements to acquire the balance of Genencor International, Inc. and have granted clearance of these transactions.

Notice no. 15/2005

Danisco A/S today announced that the competition authorities of Germany have finished their review relating to Danisco's agreements to acquire the balance of Genencor International, Inc. (Nasdaq: GCOR) and have granted clearance of these transactions.

Danisco and its subsidiaries currently own approximately 41.6% of the outstanding shares of common stock of Genencor and have a contingent agreement with Eastman Chemical Company to buy its approximately 41.6% holding of Genencor common stock at USD 15 per share. Danisco, through a subsidiary, is conducting a tender offer to purchase the balance of the outstanding shares of Genencor at USD 19.25 per share in cash, subject to the terms and conditions set out in its Offer to Purchase dated 15 February 2005, the Supplement thereto dated 9 March 2005 and the related letter of transmittal.

Danisco previously extended the expiration date of the tender offer to permit additional time for the competition review in Germany. That review is now complete. The offer will expire on Tuesday 19 April 2005 at 5:00 pm New York City time, and Danisco will accept all tendered shares, subject to the continued satisfaction of the conditions of the offer. Shareholders of Genencor who wish to participate in the offer are urged to tender their shares by the expiration date of the offer.

Yours faithfully,

Alf Duch-Pedersen
CEO

Danisco has filed a Tender Offer Statement on Schedule TO/13E-3 with the Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the Supplement, the form of letter of transmittal and other documents relating to the transaction. Genencor has filed a Transaction Statement on Schedule 13E-3 and a Solicitation /Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and stockholders of Genencor are urged to read them carefully. You may access

these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Other Danisco websites Sitemap



back to Investor relations

INVESTOR NEWS

20 April 2005

Danisco announces successful conclusion of tender offer for Genencor

Danisco A/S announced today the successful conclusion of a cash tender offer by its wholly owned subsidiary, DH Subsidiary Inc., to acquire the shares of common stock of Genencor at USD 19.25 per share.

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Notice no. 16/2005

Danisco A/S announced today the successful conclusion of a cash tender offer by its wholly owned subsidiary, DH Subsidiary Inc., to acquire the shares of common stock of Genencor at USD 19.25 per share. The tender offer expired at 5:00 p.m. New York City time on 19 April 2005.

Danisco has been advised by Deutsche Bank Trust Company Americas, the Depositary for the offer, that at expiration, approximately 8,670,529 shares had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional 394,691 shares. Excluding shares held by Danisco and its affiliates, shares held by Eastman and its affiliates, and shares held by officers and directors of Genencor and their respective affiliates, the tendered shares and noticed shares represent approximately 89.5% of the outstanding shares, which satisfies the majority of the minority condition of the offer.

All validly tendered shares have been, and noticed shares will be, accepted for purchase and payment in accordance with the terms of the offer, and payment for such shares is expected to be made promptly.

Together with the shares that Danisco already owns and the shares that Danisco will acquire from Eastman under the Stock Purchase Agreement, the tendered shares and noticed shares represent approximately 98.2% of the total outstanding shares.

As soon as practicable after purchase of tendered shares and the closing with Eastman, Danisco intends to cause DH Subsidiary Inc. to merge into Genencor. As a result of the merger, Genencor will be renamed 'Danisco Genencor, Inc.,' and will become a wholly owned indirect subsidiary of Danisco.

- The purchase price for the shares acquired is approximately DKK 3.5 billion (USD 615 million).
- Genencor's total revenues in 2004 were USD 410 million and EBITDA

USD 70 million. Excluding the health-care activities, EBITDA was USD 93 million.
- Genencor's intensive focus on research and development and world-class capabilities in enzyme discovery, optimisation and production will fill Danisco's gaps in the enzyme value chain. Combined with Danisco's capabilities in enzyme application and development for food and feed along with our strong global platform for selling and servicing these two industries, this will give a significant competitive edge for the Danisco divisions dealing with food and feed enzymes.
- This acquisition will position Danisco as a major player in a new profitable business area, industrial enzymes. Furthermore, it will add new exciting technology developments within bio-ingredients in new industries such as personal care.
- Through this new business area, Danisco will be able to service the same customers in more ways, in particular large multinationals with household, personal care and food product portfolios.

Danisco assesses that there are great possibilities of realising sales synergies, as the acquired product areas and development of new products combined with industrial enzymes will create cross-selling opportunities.

Outlook

Profit before special items in 2004/05 ending 30 April will only be affected modestly from the transaction, whereas profit after special items in 2004/05 will be affected negatively due to costs arising after the closing, which will impact special items.

Genencor will be included in the outlook for 2005/06 which will be announced in Danisco's announcement of full-year results on 21 June 2005.

Comments from management

Danisco CEO Alf Duch-Pedersen said: 'We are looking forward to starting the integration process and working together with Genencor's talented and knowledgeable employees. The acquisition of Genencor will enhance Danisco's strong capabilities in enzymes for food and feed. Being an advanced and recognised biotech business, Genencor will expand our knowledge base significantly and broaden our access to a new important business area, industrial enzymes.'

'Our two companies know each other well and the synergy is obvious,' said Jean-Jacques Bienaimé, Chairman and CEO of Genencor. 'Now, we will have the depth and the reach to achieve the vision we've had for our business.'

Yours faithfully

Alf Duch-Pedersen
CEO

About Genencor

Genencor International is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor's products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company with over USD 410 million in 2004 annual revenues. Genencor has principal offices in Palo Alto, California; Rochester, New York and Leiden, the Netherlands.

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Top Print Mail a colleague about this page

Disclaimer Privacy policy

12.


DANISCO
First you add knowledge...
Investor
Relations



back to Investor relations

INVESTOR NEWS

21 April 2005

Share buyback in Danisco A/S

With the buyback of shares, Danisco owns a total of 699,550 own shares of a nominal value of DKK 20 each.

Notice no. 17/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 14/2005 of 12 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase in price in DKK	Transaction value in DKK
Accumulated at latest notice	615,550	378.48	232,971,206
12 April 2005	12,000	405.88	4,870,560
13 April 2005	12,000	408.36	4,900,320
14 April 2005	12,000	406.47	4,877,640
15 April 2005	12,000	399.67	4,796,040
18 April 2005	12,000	390.13	4,681,560
19 April 2005	12,000	391.92	4,703,040
20 April 2005	12,000	390.46	4,685,520
Accumulated volume under the programme	699,550	380.94	266,485,886

With the buyback of shares as stated above, Danisco owns a total of 699,550

own shares of a nominal value of DKK 20 each, corresponding to 1.41% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 33,514,114 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

13


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Other Danisco websites Sitemap



back to Investor relations

INVESTOR NEWS

26 April 2005

Changes in Genencor

Danisco has no long-term strategic or commercial interest in a 100% ownership of Genencor's health care activites and has decided in cooperation with the health care management of Genencor to take steps to spin off these activities into an independent corporation.

Notice no. 18/2005

After the successful takeover of Genencor, Danisco announces the following changes in Genencor.

Organisation

Robert H. Mayer, Executive Vice President and Executive Board member at Danisco, is appointed Chief Executive Officer (CEO) and Chairman of the Board of Genencor International Inc. with immediate effect. Robert H. Mayer replaces Jean-Jacques Bienaimé, who has decided to resign in connection with Danisco's acquisition of Genencor and the subsequent delisting of the company. Jean-Jacques Bienaimé will continue to be available for a period of time to help ensure the best possible alignment of Genencor with the Danisco organisation. Furthermore, Chief Financial Officer (CFO) Raymond Land will resign.

The Genencor entity run by Robert H. Mayer will be comprised of the Danisco Genencor division for industrial biotechnology headed by Tom Pekich and a health care division under Mark Goldsmith.

The health care business

Danisco has no long-term strategic or commercial interest in a 100% ownership of Genencor's health care activities, which involve the discovery and development of drugs to combat cancer diseases. Although Danisco through its shareholding has viewed Genencor's health care business as a value creating asset, Danisco accepts that it takes considerable time and resources as well as a robust and extensive health care programme to develop marketable products.

Against this background, Danisco and the health care management of Genencor have decided to take steps to spin off this part of Genencor into an independent corporation with admission of new shareholders. Danisco's interest will then become a minority interest. The ongoing health care projects are in their early stages but with indications of good possibilities, and Danisco would like to maintain a share of the potential and attractive value creation arising from these projects.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Top Print Mail a colleague about this page

14.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Other Danisco websites Sitemap



back to Investor relations

INVESTOR NEWS

26 April 2005

Management changes in Danisco A/S

Danisco announces management changes to increase focus on the upcoming integration of Genencor and to secure a smooth management succession in the Danisco Flavours, Danisco Cultures and Danisco Specialities divisions.

Notice no. 19/2005

Danisco announces management changes to increase focus on the upcoming integration of Genencor and to secure a smooth management succession in the Danisco Flavours, Danisco Cultures and Danisco Specialities divisions.

Robert H. Mayer, Executive Vice President and Executive Board member at Danisco, is appointed Chief Executive Officer (CEO) and Chairman of the Board of Genencor International Inc. with immediate effect in order to secure a smooth and effective alignment of Genencor with the Danisco organisation. As of 1 May 2005, Robert H. Mayer will consequently be released from his current general responsibilities. He will as planned step down from Danisco´s Executive Board and Executive Committee effective 31 August 2005 but will continue in his new role until further notice.

Tjerk de Ruiter takes over the general responsibility of Danisco Flavours, Danisco Cultures and Danisco Specialities as of 1 May 2005 and is appointed Chief Operating Officer (COO) for these divisions. Tjerk de Ruiter continues to serve on Danisco´s Executive Committee, and he will maintain his residence in the USA. Tjerk de Ruiter joined Danisco in 1998 and has been in charge of Danisco´s global sales organisation.

Ole Søgaard Andersen will succeed Tjerk de Ruiter on 1 May 2005 as responsible for Danisco´s sales organisation (the EUROW, AMCAS and ASPAC regions as well as Global Marketing). He is appointed Senior Vice President (SVP), and he also becomes a member of Danisco´s Executive Committee. Ole Søgaard Andersen has had a long career in the food ingredients industry. He joined Danisco in 2002 as head of Danisco Functional Systems and continues in that capacity until his successor has been appointed.

Danisco´s executive management now comprises the following persons:

Executive Board
Alf Duch-Pedersen, Søren Bjerre-Nielsen, Mogens Granborg and Robert H. Mayer

Executive Committee
Alf Duch-Pedersen, Søren Bjerre-Nielsen, Mogens Granborg,

Robert H. Mayer, Ole Søgaard Andersen, Leif Kjærgaard,
Tjerk de Ruiter and Torben Svejgaard

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Top Print Mail a colleague about this page

15.


Home
Other Danisco websites
Sitemap


DANISCO
First you add knowledge...
Investor Relations



← back to Investor relations

▾ INVESTOR NEWS

2 May 2005

Share buyback in Danisco A/S

Danisco now owns a total of 787,024 own shares of a nominal value of DKK 20 each, corresponding to 1.58% of the total number of issued shares of 49,688,552 shares. The share buyback programme of 27 January 2005 has now been completed.

Notice no. 20/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 17/2005 of 21 April 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	699,550	380.94	266,485,886
21 April 2005	12,000	390.61	4,687,320
25 April 2005	14,780	388.13	5,736,561
26 April 2005	14,780	387.63	5,729,171
27 April 2005	14,780	384.16	5,677,885
28 April 2005	14,780	376.20	5,560,236
29 April 2005	16,354	374.38	6,122,611
Accumulated under the programme	787,024	381.18	299,999,670

With the buyback of shares as stated above, Danisco owns a total of 787,024

own shares of a nominal value of DKK 20 each, corresponding to 1.58% of the total number of issued shares of 49,688,552 shares.

The share buyback programme of 27 January 2005 has now been completed.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

16.


DANISCO
First you add knowledge...
Investor
Relations

Home Other Danisco websites Sitemap



back to investor relations

Accounting policies

Danisco prepares financial statements in accordance with International Financial Reporting Standards (IFRS), the Danish Financial Statements Act and the Copenhagen Stock Exchange's regulations.

Top  Print Mail a colleague about this page

17.

DANISCO

First you add knowledge...





back to Investor relations

KEY FIGURES

- Accounting policies
- Auditors
- Definitions of financial ratios
- Financial targets
- Mergers & acquisitions

Auditors

Danisco's auditors are Deloitte and Ernst & Young.

Top Print Mail a colleague about this page

18.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco



back to Investor relations

Definitions of financial ratios

Operating margin (EBITDA)	=	Operating profit before special items, depreciation and amortisation (EBITDA) x 100 / Net sales
Operating margin (EBITA)	=	Operating profit before special items and amortisation of goodwill (EBITA) x 100 / Net sales
Return on average invested capital (ROAIC)	=	Operating profit x 100 / Average invested capital
Return on average capital employed (ROACE)	=	Operating profit before special items and amortisation of goodwill (EBITA) x 100 / Average invested capital, accumulated amortised goodwill added
Return on average operating net assets	=	Operating profit before special items and amortisation of goodwill (EBITA) x 100 (ROAONA) / Average invested capital excluding goodwill
Return on average equity	=	Danisco's share of profit on ordinary activities x 100 / Average equity
Solvency ratio	=	Equity x 100 / Assets
Basic earnings per share (EPS)	=	Danisco's share of profit on ordinary activities / Average number of shares *
Diluted earnings per share (DEPS)**	=	Danisco's share of profit on ordinary activities / Diluted average number of shares *
Diluted earnings per share, amortisation of goodwill added (DEPSAA)**	=	Danisco's share of profit on ordinary activities, amortisation of goodwill added / Diluted average number of shares *
Diluted cash flow per	=	Cash flow from operating activities /

share**		Diluted average number of shares *
Diluted net asset value per share**	=	Equity / Diluted number of shares at year-end *
Diluted market price/net asset value**	=	Diluted market value / Equity
Price/earnings	=	Market price per share / Basic earnings per share (EPS)
Pay-out ratio	=	Dividend x 100 / Danisco's share of profit on ordinary activities
Invested capital	=	Working capital, intangible fixed assets, tangible fixed assets, other provisions and participating interests in associated undertakings whose results are included in operating profit.

EPS = Basic earnings per share
DEPS = Diluted earnings per share
DEPSAA = Diluted earnings per share, amortisation of goodwill added
ROAIC = Return on average invested capital
ROACE = Return on average capital employed
ROAONA = Return on average operative net assets

* Excluding own shares
** The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

19.


Home
Other Danisco websites
Sitemap


DANISCO
First you add knowledge...
Investor Relations



back to Investor relations

KEY FIGURES

- Accounting policies
- Auditors
- Definitions of financial ratios
- Financial targets
- Mergers & acquisitions

Financial targets

Danisco builds on the concept of value-based management, creating value through the Group's financial and human resources.

Ingredients and sweeteners segment

The Ingredients and Sweeteners segment targets to double sales in the period 2000-2005 through organic growth above market average and acquisitions.

Danisco is also committed to achieving organic growth in this segment with an operating margin (operating profit EBIT before special items) of at least 15 % during this five-year period and return on average invested capital (ROAIC) of at least 15 % before tax during the same period.

For acquisitions in Ingredients and Sweeteners, Danisco seeks to ensure that return on investment will exceed the weighted average capital cost (WACC) no later than in the third full financial year after the acquisition.

Sugar segment

In the Sugar segment, the target is to sustain net sales and grow cash flow from operations by an annual 5-6 per cent (CAGR) in 2000-2005 and to report ROAIC of at least 12 % before tax.

Source: Annual Report 2003/04

Top Print Mail a colleague about this page

Disclaimer Privacy policy

20.


DANISCO
First you add knowledge...
Investor Relations



The market

Danisco operates in the global ingredients market covering a wide range of local, regional and global players.

The value of the functional ingredients market is around EUR 20 billion of which Danisco's functional ingredients account for around EUR 10 billion.

In many ways the ingredients market reflects the global market for food and beverages. Globalisation is moving ahead but a major part of the market is still local as defined by national culture.

The global food market accounts for around EUR 1,600 billion (2004), implying that ingredients make up an important but small niche market in the overall picture.



21.


Home
Other Danisco websites
Sitemap


DANISCO
First you add knowledge...
Investor Relations



back to Investor relations

Market development

Danisco operates on a global scale as supplier to the global food industry.

Danisco's sales development is among other things affected by the demand for food products, general economic growth and the food companies' needs for product and process development. We estimate that the global market for food ingredients currently grows by 2-4% annually.

Our raw materials are to a great extent agricultural products such as vegetable oils (rape and palm oil), lime peels, seaweed and sugar beet. Fluctuations in raw material prices will have an effect on our profitability.

One of our financial targets is to operate at an EBIT-margin above 15%.

We report for our two business areas Ingredients & Sweeteners and Sugar. Ingredients & Sweeteners is divided into textural ingredients, speciality products and sweeteners. Textural ingredients include emulsifiers, stabilisers and functional systems. Speciality products among other things include enzymes, cultures and flavours.

For information about the latest development in our markets, please see our latest interim report.

Top Print Mail a colleague about this page

22.

DANISCO

First you add knowledge...


Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco



back to Investor relations

Position/Peer group

Market position

	Emulsifiers	Functional systems	Textural Ingredients	Flavourings	Food enzymes	Starter cultures	Bio-preservation	Sweeteners
Danisco (DK)	X	X	X	X	X	X	X	X
Degussa (D)	X	X	X	X	X	X		
Kerry/Quest (GB)	X	X	X	X	X	X	X	
CP Kelco (DK/USA)			X					
Grünau/Cognis (D)	X		X					
Novozymes (DK)					X			
Chr. Hansen (DK)				X	X	X		
DSM (NL)		X			X	X	X	X
IFF (USA)				X				
ICI/Quest (UK)				X				
Givaudan (CH)				X				
Symrise (H&R/Dragoco) (D)				X				
	1	1	2	8	4*	2	1	1

Peer group

Company	Website
ADM	www.admworld.com
Associated British Foods	www.abfoods.com/
Christian Hansen Group	www.chr-hansen.com
CP Kelco	www.cpkelco.com

CSM	www.csm.nl
Degussa	www.degussa.com
DSM	www.dsm.nl
Béghin Say	www.beghin-say.fr
Givaudan	www.givaudan.com
Grünau Illertissen GmbH	
Imperial Chemical Industries	www.ici.com
International Flavour and Fragrance	www.iff.com
Kerry Group	www.kerrygroup.com
Novozymes	www.novozymes.com
Sensient Technologies Corporation	www.ufoods.com
Suedzucker	www.suedzucker.de
Tate and Lyle	www.tate-lyle.co.uk

Top Print Mail a colleague about this page

23



Home   Other Danisco websites   Sitemap



back to Investor relations

THE MARKET

- Market development
- Position/Peer group
- Risk management

Risk management

Given the international scope of the Group's business activities, Danisco's results and equity are affected by various financial risks, such as liquidity, interest rate and exchange rate risks.

Liquidity and interest rate risks are managed centrally by Corporate Treasury, while decisions on exchange risk hedging are handled by the various business units and divisions in accordance with corporate policies.

The business units' hedging transactions are conducted via Corporate Treasury, which undertakes the external hedging of the Group's positions.

Financial instruments are used for hedging commercial risks only. Simplicity is a decisive factor in the choice of financial instruments for hedging purposes.

Commercial risks

Product safety is prioritised at Danisco, including generally ensuring that food ingredients do not have properties that are detrimental to health. One element of our business development is to increase health and nutrition activities. We maintain rigorous quality control procedures as well as comprehensive traceability and product recall capabilities.

Danisco essentially relies on raw materials that are directly or indirectly produced from vegetable crops. The yield depends on soil conditions, weather and possible plant diseases - all factors that are not easily controlled. Fluctuating yield could impact prices of a number of raw materials that we use in the production, and competition does not always allow us to raise prices accordingly.

It is Danisco's policy to spread supplier relations geographically and contractually cover against risks in the best possible way. It is part of our strategy to build good customer relations via extensive service and innovation, thereby to some degree mitigating the exposure to raw material fluctuations.

Danisco essentially relies on raw materials that are directly or indirectly produced from vegetable crops. The yield depends on soil conditions, weather and possible plant diseases - all factors that are not easily controlled. Fluctuating yield could impact prices of a number of raw materials that we use in the production, and competition does not always allow us to raise prices accordingly.

Sugar market regulation

The EU sugar market regulation is up for review in 2006, and increased liberalisation of the sugar trade has for some time now been a theme in the political debate. In Danisco's opinion, a new sugar market regulation will provide acceptable conditions for beet growers as well as the sugar industry.

Danisco assesses that a reform will imply reductions of raw material prices, sugar prices, sugar quotas and production levies to the EU, of which the latter has been a heavy economic burden on sugar beet growers and the sugar industry. When fully implemented after a number of years, it is Danisco's assessment that it may lead to an earnings (EBITA) decline of about 25% for Danisco Sugar.

Please read our annual report for more detailed information on risk management.

24.


DANISCO
First you add knowledge...
Media Relations

Home Other Danisco websites Sitemap



back to Media Relations

CALENDAR

Calendar

Results for 2004/05
Date: 21 June 2005
Location: Copenhagen, Denmark

IFT 2005 Food Expo
Date: 17-20 July 2005
Location: New Orleans, Louisiana, USA

Annual General Meeting
Date: 25 August 2005
Location: Copehagen, Denmark

Q1 2005/06
Date: 19 September 2005
Location: Copenhagen, Denmark

FI Asia 2005
Date: 27-29 September 2005
Location: Kuala Lumpur, Malaysia

SICEF
Date: 29-30 September 2005
Location: Copenhagen, Denmark

Worldwide Food Expo
Date: 26-29 October 2005
Location: Chicago, Illinois, USA

FI-Europe
Date: 29 November - 1 December
Location: Paris, France

H1 2005/06
Date: 15 December 2005
Location: Copenhagen, Denmark

DSE Fair
Date: March 2006
Location: Lyngby, Denmark

Career Days
Date: March 2006
Location: Copenhagen, Denmark
Århus, Denmark

ConFectioNZ
Date: 6 & 7 May 2005
Location: Auckland, New Zealand

25.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home Other Danisco websites Sitemap



back to Media Relations
back to Viewpoints

AREAS OF INTEREST

- Sustainability
- Health & nutrition
- Innovation

Areas of interest

Some areas are of particular interest for Danisco because of their importance for our business or the way in which we run our business.

These areas include:

- Sustainability
- Health and nutrition
- Innovation

Sustainability
Being a responsible neighbour is for Danisco more than just the desire to be good. Sustainability is also an important competitive parameter.

Health and nutrition
Food producers can turn to Danisco when they want to make their products suitable for diabetes, digestive health or nutrition. We can facilitate the right nutritional profile of a wide variety of processed foods.

Innovation
Being a knowledge-based company, innovation is at the heart of Danisco's business.

Top Print Mail a colleague about this page

Disclaimer Privacy policy

26.


DANISCO
First you add knowledge...
Media
Relations

Home Other Danisco websites Sitemap

← back to Media Relations
← back to Viewpoints

AREAS OF INTEREST

- Sustainability
- Health & nutrition
- Innovation

Sustainability

There is more to being a sustainable company than just being a good neighbour.

The essence of our sustainability work is: to meet the needs of the present without compromising the needs of the future.

Flashy words, but words that we seek to live up to by way of actions as well as business conduct. Not only because it is a popular saying, but also because sustainability has increasingly become a competitive parameter, where we can stand out from our competitors by being a company in control of:

- SHEQ (Safety, Health, Environment and Quality)
- Product safety
- Environmental ethics
- Social issues and business integrity

We hope you have the time and interest to dwell on our sustainability work and read more closely about our objectives, strategies and efforts within, for instance, HACCP (Hazard Assesments, and Critical Control Points), waste management and stakeholder engagement.

You are also welcome to contact Danisco Corporate Sustainable Development (e-mail) for further information.

Top Print Mail a colleague about this page

Disclaimer Privacy policy


DANISCO
First you add knowledge...
Media
Relations



Health & nutrition

The Western world is experiencing an increasing number of welfare related diseases such as cardiovascular diseases, dental caries, diabetes, overweight and obesity.

As it is our mission to satisfy the consumers' demands for healthy, safe and tasty food, it is natural for us to focus on the food segment labelled: Health and nutrition.

Danisco can provide food producers with knowledge of ingredients, which can improve, for instance, the functional profile of bread, chewing gum or yoghurt.

We have extensive knowledge of high-quality foods where the taste has not been compromised for the sake of achieving nutritional goals, thereby making it easy for the consumers to achieve healthy eating patterns.




Home
Other Danisco websites
Sitemap


DANISCO
First you add knowledge...
Media
Relations



back to Media Relations
back to Viewpoints

Innovation

It does not take more than three terms to describe Danisco's innovative work: creativity, technical development and knowledge.

These terms cover a global network of expertise, which supplies our customers with both food ingredient and application skills for the task in hand.

Central to that network are our highly skilled employees, pilot plants and the sophisticated analysis we make use of.

Another important aspect of our innovation efforts is the generation of knowledge through ongoing research and development programmes and collaboration with external scientists, universities and institutions.

Innovation is critical for winning the race for space on store shelves. We do our best to help food producers around the globe to develop new and better products through our consumers preferred food solutions.

Top Print Mail a colleague about this page

29.


Home
Other Danisco websites
Sitemap


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco



back to Media Relations
back to Viewpoints

CURRENT ISSUES

- Sugar and the EU
- GMO
- Nutrition
- Globalisation

Current issues

We engage in honest and open dialogue - also about topics that may seem 'hot' to an outsider.

The EU sugar market regulation, GMO, nutrition and globalisation are some of the topics that are not only central to our company and business but also of interest to many stakeholders.

In this section you can find information on our attitude to the topics mentioned above. If you have comments or questions, please contact us.

Top  Print Mail a colleague about this page

30


DANISCO
First you add knowledge...
Media Relations



Sugar and the EU

EU sugar market regulation. Tomorrow's sugar market is taking shape

Production and marketing of sugar beet and sugar in Europe is governed by the EU Sugar Market Regulation. This Regulation, in force until July 2006, regulates imports and exports and is based on a quota, price and levy system.

It has existed in its current form, with a few changes, since 1968 for the purpose of making Europe self-sufficient in sugar and ensuring a stable price level for producers and consumers. These production and marketing conditions are now being revised, and, in a Communication released in July 2004, the European Commission presented an outline for a reform of the sugar market regulation.

The Commission is expected to announce its official proposal for a new market regulation in June/July 2005, which will subsequently be negotiated among the 25 EU Member States.

Changes are called for

At Danisco Sugar, we see the reform initiative as a positive move towards modernising the system and responding to the criticism of the regulation.
We thus agree with central reform objectives reflected in the Commission's July 2004 Communication. These include:

- reducing the sugar quota in order to get a better balance between production and consumption and to limit EU sugar exports
- lowering beet and sugar prices – with compensation to the growers for loss of income – in order to reduce the difference between EU and world market prices
- promoting a concentration of beet and sugar production in the areas where it may be handled most efficiently.

We find it imperative, however, that the forthcoming reform negotiations will ensure a fair balance of the conditions for the various players in the sugar sector.

Furthermore, in our view, the EU sugar market regulation must ensure real benefits for the world's poorest countries. Based on the reform outlines tabled by the Commission so far, we are concerned that many developing countries would actually be worse off after a reform while large producers such as Brazil and Australia stand to benefit.

In general, it is our position that any changes in the regulation of the European sugar market should form part of a global agreement under the WTO to ensure that sugar producers in all markets compete on equal terms. We thus see the progress in the Doha Round as a welcome development towards fair international trade.

At the forefront

A sugar reform will of course affect all players on the European sugar market, including Danisco Sugar. However, for a while now we have been preparing our organisation for the new market conditions, and we are convinced that we will also be among the European market leaders in future, capitalising on our high efficiency, know-how and focus on product development, and remain committed to our target of being the preferred sugar supplier in our markets.

Security of supply

Even if the reform is going to result in a decline in beet growing in our regions, we still expect to produce by far the majority of our sugar on the basis of sugar beet. However, that will require structural development in beet growing as well as continued efficiencies, as required at our end.
Beyond that, we will be able to supplement our production by refining imported raw sugar from sugar cane. Against a modest investment such refining may take place at our existing beet sugar factories and refineries. In the 2003 campaign, we carried out some successful refining tests at our Nykøbing site.

Our factories are generally very well placed geographically to receive raw sugar by ship.

Change in earnings

The expected changes in the EU sugar market regulation could mean a fall in the sugar division's earnings (EBITA) of some 25 per cent on account of lower prices. Even with this reduction, which is expected to take effect over time, the division will boast a robust earnings level.

Active waiting time

With the prospect of an extended period of uncertainty until the future EU sugar policy is in place, Danisco Sugar has initiated a number of analyses of various strategic matters. These concern for instance logistic and cost aspects of our future raw material supplies, as well as production and market conditions, and are intended to provide us with the best possible basis for deciding on the continued adjustment of our business, including production structure, to the new conditions in the EU, once they have been finally determined.

Sugar-related international trade agreements (PDF)

Related links on EU sugar market regulation

EU sugar reform outline with content as anticipated (PDF).
Press release from Danisco Sugar 15 juli 2004
As expected, the European Commission is proposing radical changes for the EU's sugar market regulation in its outline, however, many elements remain unclarified. The contents of the outline correspond to media reports made in the past month.
The EU sugar market regime in brief (PDF).
Fact sheet from Danisco Sugar

EU-Commission Agriculture Directorate General, September 2004
'Common organisation of the sugar market. Description' (PDF).
http://europa.eu.int/comm/agriculture/markets/sugar/reports/descri_en.pdf

Press release from the EU-Commission 14 July 2004
'Sugar: Commission proposes more market-, consumer- and trade-friendly regime'
http://europa.eu.int/rapid/pressReleasesAction.do?reference=IP/04/915&format=HTML&aged=0&language=EN&guiLanguage=en

Communication from the Commission to the Council and the European parliament 14 July 2004
Accomplishing a sustainable agricultural model for Europe through the reformed CAP sugar sector reform.
http://europa.eu.int/comm/agriculture/capreform/sugarprop_en.pdf

EU sugar sector: Facts and figures 14 July 2004
Today, the European Commission tabled a radical overhaul of the EU sugar regime.
http://europa.eu.int/rapid/pressReleasesAction.do?reference=MEMO/04/177&format=HTML&aged=0&language=EN&guiLanguage=fr

LDC position on EU Sugar Regulation.
http://www.ldcsugar.org

Press release from the EU-Commission 23 September 2003
'Commission opens discussion to reform the EU sugar regime'
http://europa.eu.int/rapid/start/cgi/guesten.ksh?p_action.gettxt=gt&doc=IP/03/1286|0|RAPID&lg=EN&display=

Commission of the European communities, 2003
'Reforming the European Union's sugar policy. Summary of impact assessment work'. (Commission staff working paper) (PDF).
http://europa.eu.int/comm/agriculture/publi/reports/sugar/fullrep_en.pdf

Top Print Mail a colleague about this page

31.

DANISCO

First you add knowledge...

Home Other Danisco websites Sitemap



← back to Media Relations
← back to Viewpoints

▾ CURRENT ISSUES

- Sugar and the EU
- GMO
- Nutrition
- Globalisation

GMO

It is Danisco's mission to meet the consumers' demand for healthy, safe and tasty food. We consider gene technology an important tool for accomplishing our mission.

The modern reality

Some consumers are sceptical about the application of gene technology in the manufacture of food products, claiming that gene technology is not a natural process. But what is 'natural' in respect of modern food products?
It would not be possible to feed the major cities around the world without the use of food ingredients. Add to this that most consumers in the western world often buy processed food and therefore rely on products that stay fresh for more than just a couple of hours.

Only few people prepare all their meals and food products from fresh raw materials. Here we do not only have evening meals in mind but rather bread, marmalade, ice cream, cheese, yoghurt and other food products kept in European and American refrigerators. These food products need to stay fresh while at the same time preserving taste and texture.

Why does gene technology make sense?

We find it extremely rational to use gene technology for the development and manufacture of, for instance, enzymes. With gene technology we are allowed direct access to the genes of an organism and to change a specific component instead of groping to find out which component to change.
In our view, this is a more intelligent and environmentally-friendly way of producing enzymes that, for instance, preserve the natural flavours of the food product.

Moreover, we believe that gene technology is an important tool for developing genetically modified and unharmful bacteria, which, for instance, could combat harmful microorganisms such as Salmonella.

We believe that gene technology will become an increasingly vital tool for the manufacture of the food products of the future because by means of gene technology we can more precisely analyse and understand the genes of organisms. This will result in more precise research and development.

Top Print Mail a colleague about this page

Disclaimer Privacy policy


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco

Nutrition

Being a supplier of both sugar and ingredients to the food industry, Danisco has a clear stance on nutrition.

Danisco has a responsibility regarding sugar and nutrition

As one of Europe's leading producers of sugar Danisco is responsible for informing the surrounding world about sugar's nutritional aspects. We feel oblige to engage in dialogue with our surroundings about food, food culture and policy as well as health and nutrition thus contribute to a balanced, knowledge-based nutrition debate.

In the Nordic countries the overall consumption of sugar per capita has remained almost constant for several years. However, an increasing part of the sugar eaten by Westerners is being consumed in processed foods instead of in homemade products.

Danisco is of the opinion that:

- a debate on nutrition must take its starting point in modern lifestyle, food and exercising habits
- sugar can form a natural part of a well-balanced diet in accordance with the Nordic Nutrition Recommendations (NNR)
- a high daily intake of sugar significantly exceeding the NNR should be avoided. If the sugar intake is in accordance with these recommendations there is no documentary evidence of a direct involvement of sugar in lifestyle-related diseases.

Danisco welcomes scientific research on nutrition

Danisco welcomes scientific research in carbohydrates and nutrition, and supports research programmes through the European organisation of sugar producers - CEFS.

Where we deem that projects can generate fresh knowledge we also support national research projects within the area of carbohydrates/sweeteners and nutrition.

Due to of our holistic view of sugar and lifestyle, we are positive towards supporting interdisciplinary research projects about health, lifestyle and food/nutrition, provided such projects comply with recognised scientific standards.

Ingredients for nutritional food

In our view, producing sugar does not conflict with producing ingredients for low-fat and low-carb foods. Thanks to our ingredients, the food industry is now capable of manufacturing many low-fat products of good texture and high quality. These products are increasingly in demand by the consumers and together with

the food producers we develop foods that reduce the so-called lifestyle-related diseases. Not only because it is good business, but also because we want to participate in the development of healthy food.

What's in store for us?

In a not too distant future it will be possible to analyse a person's genetic composition and, hence, probably also the lifestyle-related diseases which each of us may be hereditarily predisposed to. Such a scenario offers exciting opportunities for tailored foods. This will allow us all to limit the risk of incurring lifestyle-related diseases by consuming the food that is best for us.

What can we do?

However, no matter how many healthy food products we develop, we do not hold sway over what people eat. What we can do, and in fact already are doing, is to focus our research and development activities on healthy food products so that we can offer the food industry:

- knowledge of obesity
- ingredients that improve the nutritional profile of, for instance, bread, chewing gum and yoghurt
- knowledge about how to produce food with the correct nutritional value without compromising taste

We are interested in entering into a dialogue about the relationship between obesity and sugar as well as ingredients.

For more information about sugar and nutrition, please order our magazine Perspektiv or visit our website www.perspektiv.nu (only available in Danish, Swedish and Norwegian).

Top Print Mail a colleague about this page

33


DANISCO
First you add knowledge...
Media
Relations

Home Other Danisco websites Sitemap



← back to Media Relations
← back to Viewpoints

CURRENT ISSUES

- Sugar and the EU
- GMO
- Nutrition
- Globalisation

Globalisation

Danisco is a Danish company, which has become one of the world's leading players in the food ingredients industry.

With activities in more than 40 countries and over 9,000 employees worldwide, globalisation comes natural to Danisco.

The information society and the collapse of the Eastern Bloc gave a serious boost to globalisation. As the world has opened up, it has also become smaller. What we do is being noticed no matter where in the world we operate. Expectations from our surroundings have grown, and so have we.

Globalisation is an integral part of our business This is evident from our work with sustainable development, ethical business and the softer values – subjects that go beyond geographical boundaries and which we take seriously throughout our operations. We find it important to report on these issues to provide a uniform presentation of our business, making us truly global.

Our most important social contribution lies in the day-to-day operations: we create jobs, competencies and welfare for employees. Laws and regulations may vary from country to country, but working for Danisco is the same from China to Chile. We have the same obligations towards our employees everywhere.

Being a global company also means having global knowledge. As a food ingredients company, it is very important to have knowledge about global, regional and local food trends and preferences. This is an essential parameter for us as one of the world's leading suppliers of ingredients, sweeteners and sugar to the global food industry.

For further information, please feel free to contact us.

Top Print Mail a colleague about this page

Disclaimer Privacy policy

34.

DANISCO

First you add knowledge...

Press kit

Our press kit provides journalists and other interested parties with a range of facts and logos for use in reports, newspapers and magazines.

The press kit includes:

- Danisco logotypes
- brand logotypes
- mini lexicon
- fact sheets
- contact information for our sites worldwide

If you have any questions or need further information, please feel free to contact us at tel.: +45 3266 2913.

Printed Tuesday, 03 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/press+kit/press_kit_en.htm

35

DANISCO

First you add knowledge...

Image bank

Are you looking for a photo to accompany an article or a broadcast about Danisco?

You are welcome to search in our image bank for relevant illustrations. Our image bank offers photos ranging from lifestyle situations over products to employees and management.

Danisco A/S owns the rights of the photos, which can be used free of charge for features on Danisco in newspapers, news magazines, trade publications and broadcast media only.

Under no circumstances may the photos be used for any commercial purpose. Please note that the name of the photographer must be stated together with the photo.

Go to Danisco's image bank

Printed Tuesday, 03 May 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/image+bank/image_bank_en.htm

36.


DANISCO
First you add knowledge...
Media
Relations



back to Media Relations

▼ PUBLICATIONS
› Archive

Publications

Here you can find Danisco's recent publications in downloadable versions.

In the archive you can find publications dating back to 1999. To go to the archive click in the left menu.

General information

Title	English	Danish	Swedish	German	Finnish	Lituanian
Annual Report 2003/04	PDF	PDF				
Sustainability Report 2003	PDF	PDF				
Danisco Profile 2003/04	PDF	PDF				
Danisco Sugar annual review	PDF	PDF	PDF	PDF	PDF	PDF
Questions and answers - the global sugar market		PDF	PDF			
From sun to sugar	PDF	PDF	PDF			PDF
Strong in sugar	PDF	PDF	PDF	PDF	PDF	

Product brochures

Title	English	Danish	Swedish	Finnish
A world of sugar	PDF	PDF	PDF	PDF
First you add knowledge...	PDF			
Tid til mere		PDF		

Magazines

Title	English	Danish	Swedish	Finnish	Norwegian	Lituanian
Discover	PDF					

Sweet dialogue		PDF	PDF	PDF		
Perspektiv		PDF	PDF	PDF	PDF	

If you are looking for previous issues of Perspektiv, please visit www.perspektiv.nu.

Nutritional information

Title	English	Danish	Swedish	Finnish	Norwegian
Fysisk aktivitet og vægt		PDF	PDF		PDF
Myter og fakta om sukker		PDF	PDF		PDF
Danisco Sugar's nutrition policy		PDF	PDF		PDF

Information about production sites

Title	Danish	Swedish	German
Assens fabriksbrochure	PDF		
Assens, Grønt regnskab 2003/04	PDF		
Nakskov fabriksbrochure	PDF		
Nakskov, Grønt regnskab 2003/04	PDF		
Nykøbing fabriksbrochure	PDF		
Nykøbing, Grønt regnskab 2003/04	PDF		
Anklam fabriksbroschyr			PDF
Arlöv fabriksbroschyr		PDF	
Köpingebro fabriksbroschyr		PDF	
Örtofta fabriksbroschyr		PDF	

Top Print Mail a colleague about this page

Disclaimer Privacy policy

37,

DANISCO
First you add knowledge...

Organisation

Danisco is a global company operating in more than 40 countries on six continents.

Our organisation is characterised by close cooperation between sales, production and innovation units across geographical boundaries and time zones.

Danisco is divided into ten divisions and four categories of corporate functions. In addition, Danisco has a venture unit.

Please click on the organisational chart, or use the navigation on the left, to read about Danisco's different departments and divisions.


DANISCO
Business Development
Corporate Staff
Shared Functions
Staff Service
Emulsifiers
Functional Systems
Textural Ingredients
Flavours
Cultures
Genencor
Specialities
Sweeteners
Animal Nutrition
Sugar

Printed Thursday, 05 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/organisation/organisation_en.htm

38.


DANISCO
First you add knowledge...
Investor Relations
Media Relations
Jobs & Career
About Danisco

Home   Other Danisco websites   Sitemap



← back to Investor relations
← back to Management & strategy

MANAGEMENT
- Board of Directors
- Corporate management
- Divisional management
- Executive Board
- Executive Comittee

Corporate management



Acquisitions & Financial Control
Poul Jørgen Jensen, Vice President
E-mail: poul.jorgen.jensen@danisco.com
Tel: +45 3266 2000



Communications and IR
Secretariat for the Executive Board and Executive Committee
Michael von Bülow, Vice President
E-mail: michael.von.bulow@danisco.com
Tel: +45 3266 2920



Corporate Finance Support
Ulrik Rasmussen, Vice President
E-mail: ulrik.rasmussen@danisco.com
Tel: +45 3266 2000



Human Resources
Klaus Friis-Hansen, Senior Vice President
E-mail: klaus.friis-hansen@danisco.com
Tel: +45 3266 2000

Information Technology
Niels Molzen, Senior Vice President
E-mail: niels.molzen@danisco.com
Tel: +45 3266 2000





Legal Function
Jørgen Rosenlund, Group General Counsel/Vice President
E-mail: jorgen.rosenlund@danisco.com
Tel: +45 3266 2000



Secretary for the Board of Directors
Helle Hedeman, Attorney at law
E-mail: helle.hedeman@danisco.com
Tel: +45 3266 2000



Sustainable Development
Søren Hjuler Vogelsang, Vice President
E-mail: soren.hjuler.vogelsang@danisco.com
Tel: +45 3266 2000



System Audit
Torben Christensen, Audit Manager
E-mail: torben.christensen@danisco.com
Tel: +45 3266 2000





Tax
Marianne Rørslev Bock, Tax Manager
E-mail: marianne.rorslev.bock@danisco.com
Tel: +45 3266 2000

Treasury and External Accounts
Bent Tjørnemark, Vice President
E-mail: bent.tjornemark@danisco.com
Tel: +45 3266 2000





Sales Regions

Europe, Africa, Middle East and South Asia
Frederik Gejl-Hansen, President Europe, Africa, Middle East and South Asia
E-mail: frederik.gejl-hansen@danisco.com
Tel: +45 3266 2000



Americas

Tjerk de Ruiter, President Americas
E-mail: tjerk.de.ruiter@danisco.com
Tel: +1 913 764 8100



Asia Pacific

Tero Huopaniemi, President Asia-Pacific
E-mail: tero.huopaniemi@danisco.com
Tel: +81 3 5381 3910



Shared Functions
Global Marketing and Sales Development

Jean-Yves Parisot
E-mail: jean-yves.parisot@danisco.com
Tel: +45 3266 2000



Global Key Account Relations

Palle Ikkala, Vice President
E-mail: palle.ikkala@danisco.com
Tel: +45 8943 5000



Global Innovation and Business Development

Leif Kjærgaard, Senior Vice President
E-mail: leif.kjargaard@danisco.com
Tel: +45 3266 2000

Top Print Mail a colleague about this page

39



Home Other Danisco websites Sitemap



back to Investor relations
back to Management & strategy

MANAGEMENT

- Board of Directors
- Corporate management
- Divisional management
- Executive Board
- Executive Comittee

Divisional management



Emulsifiers
Klaus Martin Nielsen, President Danisco Emulsifiers
E-mail: emulsifiers@danisco.com
Tel: +45 8945 5000



Functional Systems
Ole Søgaard Andersen, President Danisco Functional Systems
E-mail: functionalsystems@danisco.com
Tel: +45 8943 5000



Textural Ingredients
Hans Henrik Hjorth, President Danisco Textural Ingredients
E-mail: texturalingredients@danisco.com
Tel: +45 3266 2000

Flavours

Jos Kleppers, President Danisco Flavours
E-mail: johannes.kleppers@danisco.com
Tel: +32 1045 3445



Cultures
Fabienne Saadane-Oaks, President Danisco Cultures
E-mail: fabienne.saadane-oaks@danisco.com
Tel: +33 1 53 56 52 46

Specialities
Jan Sindesen, President Danisco Specialities
E-mail: specialities@danisco.com

	Tel: +45 3266 2000
	Sweeteners Pekka Sorsa, President Danisco Sweeteners E-mail: sweeteners@danisco.com Tel: +44 1737 773732
	**Animal Nutrition** James Laughton, President Danisco Animal Nutrition E-mail: webmaster.animalnutrition@danisco.com Tel: +44 1672 517777
	**Sugar** Mogens Granborg, President Danisco Sugar E-mail: sugarinfo@danisco.com Tel: +45 3266 2500

40.

DANISCO

First you add knowledge...

Home Other Danisco websites Sitemap



Investor Relations

← back to Investor relations
← back to Management & strategy

▾ MANAGEMENT

- Board of Directors
- Corporate management
- Divisional management
- Executive Board
- Executive Comittee

Executive Committee

The management forum, the Executive Committee, is meeting on a monthly basis to coordinate and follow up on group performance.



Alf Duch-Pedersen
CEO and President of the Executive Committee



Søren Bjerre-Nielsen
Executive Vice President, Chief Financial Officer



Mogens Granborg
Executive Vice President
Responsible for Sweeteners, Animal Nutrition and Sugar.



Robert H. Mayer
Executive Vice President
Chief Executive Officer (CEO) and Chairman of the Board of Genencor International Inc.



Leif Kjærgaard
Senior Vice President
Responsible for Global Operations, Innovation and Business Development.





Tjerk de Ruiter
Chief Operating Officer
Responsible for Cultures, Specialities and Flavours



Torben Svejgaard
Chief Operating Officer
Responsible for Emulsifiers, Functional Systems and Textural Ingredients.



Ole Søgaard Andersen
Senior Vice President
Global Sales & Marketing Responsible for the global sales organisation including Global Key Account Relations and Global Marketing Services.

41.

DANISCO

First you add knowledge...

Supply chain management

Our value proposition is to: 'Add knowledge to create value for our customers with innovative and competitive solutions' through

- services
- innovation
- products
- supply chain performances

Supply chain management is key for Danisco in order to deliver what we promise to our customers. All along the product flow, from raw materials to final delivery of the product, our teams are dedicated to providing the best quality products at the right time and place in response to our customers' specific requirements.

Our customers increasingly demand:

- competitive products with the most competitive and transparent raw materials and production processes
- reaction – from order entry to delivery time
- business understanding – from distribution management to final cost to serve optimisation.

Along this process flow, we are committed to providing the best value to our customers thereby creating competitive advantage for them.

Printed Tuesday, 03 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/supply+chain+management/supply_chain_mgmt_en.htm

42.

DANISCO
First you add knowledge...

Home Other Danisco websites Sitemap





← back to About Danisco

▾ BUILDING KNOWLEDGE

- Awards
- Danisco competencies
- Health & nutrition
- Innovation
- Knowledge lab
- Venture

Building knowledge

An important part of being a knowledge-based company is having highly qualified employees.

They are our most important ingredient. It is their knowledge of various ingredients and their function we add in the development, production and marketing of value-creating ingredients, sweeteners and sugar.

Building knowledge also means to be an efficient supplier of innovative market-based solutions. We create new ideas in productive interaction between our customers, sales & marketing and innovation.

As a global company with a presence on six continents and in more than 40 countries, we work together across geographical boundaries and time zones. We have extensive knowledge of regional preferences for taste and texture and hence the generation of ideas takes place throughout the world. This makes efficient data management a prerequisite for success.

Here you can read about knowledge lab, competencies and innovation.

Top Print Mail a colleague about this page

Disclaimer Privacy policy

43





Home Other Danisco websites Sitemap

← back to About Danisco

Danisco Sugar issue on environment & energy

Danisco Sugar focus: We are committed to maintaining a sound environmental performance and further developments will be achieved through activities creating both financial and environmental benefits.

Boasting long-standing efforts, environmental work at Danisco Sugar covers the entire value chain from sowing and cultivation of sugar beet (our main raw material) to product development and marketing.

Our facilities in Denmark, Sweden and Finland are environmentally certified to ISO 14001 and in Germany to EMAS. In Lithuania our two main factories will be certified to ISO 14001 in 2006.

In Denmark we also operate a certified energy management system. In the years ahead, much of our effort will go into continuing our cooperation with the authorities regarding IPPC (internal pollution and prevention control).

Effective use of raw materials

At Danisco Sugar, we process approximately 6-7 million tonnes of sugar beet annually, producing more than 1.2 million tonnes of sugar. Almost 100% of the dry substance of the beet is used for value-adding products. While our main products are a range of sugar products, beet processing generates a number of other products. The beet fibre is used in the manufacture of dietary fibre and animal feed. The molasses is used in production of animal feed, alcohol and yeast.

The water in the beet is reused in our sugar production, corresponding to approx. 50,000 m3 each day at an average-sized factory. At our biggest sugar factory in Örtofta, Sweden, 98% of the water required in the process comes from the beet, replacing the use of the valuable resource: fresh water.

The lime produced during the processing of beet is a popular soil improver used in agriculture. Also the beet soil is used as a soil improver, while stones and sand that come with the beet are used in construction works.

Sustainable sugar beet growing

Sustainable agriculture is often considered in terms of the use of pesticides and fertilisers. As our main raw material is sugar beet, it is essential for us to ensure that sugar beet growing is conducted in a way that lives up to consumer demands on environmental and safety aspects. Sugar beet is a crop with a long growing period, which minimizes the risk of percolation of fertilisers.

The use of pesticides in sugar beet growing is lower in Northern Europe than in most other sugar beet producing regions. Our analyses of practical sugar beet growing show that a high sugar yield does not conflict with environmental care. A high yield is not a result of greater use of fertilisers or pesticides. In fact, the best

farmers achieving the highest yields use less fertilisers and pesticides on average than farmers achieving lower yields.

The challenge for the farmers is to coordinate activities in the whole sugar beet crop rotation in order to improve the basic growing conditions in the soil. Examples of such activities are intercropping and methods reducing soil compaction.

At Danisco Sugar, we work closely with the around 13,000 growers in Northern Europe, who deliver beet to our factories. In this effort we provide extensive information and consulting services on beet growing and on developing methods and equipment that promote efficient growing and have the least possible impact on the environment. We have gathered our knowledge and recommendations in our Danisco Grower's Guidelines.

The standards and success criteria in Grower's Guidelines are the same in all Danisco countries. The exact practical advice on how to reach these standards may differ somewhat between countries due to differences in national conditions such as soil and climate or national legislation. These requirements are adjusted once a year and are an integral part of the national Interprofessional Agreements between Danisco and the growers associations. The importance of these issues are evidenced by the fact that Danisco makes audits among sugar beet suppliers and can impose sanctions in case of misconduct.

Clean beets

For quite a few years, we have been committed to reducing the amount of soil, gravel and stones (i.e. soil tare) in beet deliveries to our sugar factories. Soil tare results in unnecessary transports and handling costs at the factories.

To encourage beet growers to supply as clean beets as possible, we have launched bonus systems benefiting growers who supply clean beets.

The beet seed suppliers have also managed to develop beet varieties that reduce soil tare. These efforts have resulted in a 50% reduction in the amount of soil received by the sugar factories in Sweden, Denmark and Germany over a ten-year period.

Organic products

In response to customer demand for organic food, Danisco Sugar markets a range of organic sugars and syrups based on Swedish and Danish sugar beet.

Production takes place at our Köpingebro site under the supervision of an inspector from the Swedish association for inspection of organic farming, KRAV. We also sell KRAV-certified beet pulp and dietary fibre.

Reduced energy consumption and emissions

Energy optimisation has been in focus for several years. Over the past decade we have succeeded in reducing our energy requirement per tonne of sugar produced by no less than 30% in Denmark and Sweden, and the related CO2 emission level has been cut by 35% per kilo sugar produced. By concentrating production at fewer factories and investing in these facilities, we have proven to use our production equipment more efficiently and for a longer period.

The energy requirement is met by a combination of natural gas, oil, coal and coke, biogas and electricity. Coal consumption has been reduced in favour of natural gas. Biogas is extracted at our own wastewater treatment plants and can replace 5-7% of the fossil fuels needed for the production of sugar at each of our factories. In 2002 Danisco Sugar established Denmark's largest wind turbine close to our sugar factory in Nakskov. The volume of electricity produced per year by the wind turbine exceeds the purchase of electricity of the factory.

Emission trading scheme

The European Union Emission Trading Scheme is a cornerstone in the effort to reduce climate change. It is the first international trading system for CO2 quotas. It covers 12,000 installations representing close to half of Europe's emissions of CO2 and Danisco Sugar's factories are part of this system.

The CO2 emission has been reduced by 56% in Danisco Sugar since the Kyoto reference year. This is a result of decades of focus on energy optimisation. Danisco Sugar is a heavy energy consumer, which has always been a good reason for optimisation. In addition, Danisco Sugar has made improvements through restructuring and by concentrating production at fewer, bigger factories with more efficient equipment.

Thorough analyses clearly show that Danisco Sugar has reached a high energy performance level internationally, and the potential for further improvement is therefore very limited and not cost effective. Internal CO2 reductions at Danisco Sugar's factories are therefore far more expensive than reductions in other industrial sectors.

Process aids

Over the past few years, we have been running a project aimed at reducing the use of process aids in our production, initially aimed at ensuring that all our factories use a minimum standard selection that meets the highest standards for environmental protection, health and safety and product safety.

We have already made substantial progress with some factories boasting a 30-50% reduction in certain product categories.

Odour levels

During the beet campaign (90-120 days from mid-September to January), there is often a characteristic sweet, beet-like odour in proximity to sugar factories. The odour comes from very small quantities of strongly scented, volatile substances in the sugar beet and is mainly carried with the water vapour emitted from the factory.

The emissions inevitable come from a high number of indeterminable sources and some point sources. The emitted substances are not harmful in any way, neither to humans nor the environment.

Despite in essence no complaints have been made, the local environmental authorities in Salo, Finland, and Nakskov, Denmark, have conducted thorough analyses of the perception of the odour near the sugar factories.

The local authorities in Salo asked 600 inhabitants to record on a daily basis their perception of the odour levels.

The study showed that 4% of the residents in the survey area (up to 5 km from the factory) experienced the odour as a nuisance. As the odour survey was conducted over a 9-month period instead of 12 months, the total odour load over a full year was estimated using two different scenarios.

Both scenarios indicated that the incidence of total odour caused by the sugar factory was 1% of the total time in the area 0-2 km from the factory. Consequently, only marginal regulations regarding the operation of soil ponds were introduced.

In Nakskov, Denmark, the authorities and Danisco Sugar commissioned an independent consultancy company (Rambøll Management) to interview 1,050 persons in the Nakskov region.

The study showed that only 3-10% of those living 1-3 kilometres away from the factory periodically experienced the odour as a minor nuisance on average. In the area immediately surrounding the sugar factory, 27% periodically

experienced the odour as a minor nuisance on average. The figures also showed that 73-97% of the habitants close to a sugar factory experience no nuisance – and some even like the odours from the sugar factory.

An important fact is that the limited nuisance is only experienced in less than half the time of the campaign that lasts around 100 days in the autumn and winter seasons. This limits the total nuisance levels to a maximum of 4% for those living within 300 metres from the factory.

It is impossible for a sugar factory to be even close to odour free. The limited nuisance and the lack of complaints prove that this is not considered a significant problem. Nevertheless, we wish to be in dialogue with our neighbours about this aspect, so as to find out how we can improve conditions for those who live close to the sugar factories where nuisance is perceived.

All waste water purified

Washing sugar beet requires quite significant quantities of water. As sugar beet contains approximately 75% water, we have developed a process that reuses the water from the beet. We have internal wastewater treatment plants at the majority of our factories, and almost 80% of the wastewater is treated using these facilities.

The rest is treated externally. The organic material separated from the wastewater generates methane gas, which is used as an energy source. This energy provides up to 7% of the heating needed in a sugar factory.

Waste

The amount of waste generated is similar to that of most companies: building waste, scrap, packaging waste and waste oils. The waste is sorted to the highest degree possible before being removed by waste collectors.

The amount of waste that leaves the factory corresponds to less than 0.5% of the amount of sugar beet processed.

Transports

We strive for maximum efficiency in our deliveries, focusing on direct delivery from factory to customer with no unnecessary intermediaries, and we encourage that lorries carry full loads. In Sweden, the infrastructure allows us to offer customers delivery by rail, and today this method of transport is used for around 60% of our deliveries in Sweden. Other deliveries are by road. Railway transports in Sweden carry the Swedish "Bra Miljöval", (Good environmental choice, the eco-labelling of Swedish Society for Nature Conservation).

New product reduces transport

We recently succeeded in further improving the environmental benefits of our popular hard-pressed pulp feed. An increase of the dry substance from 5% to 25% means that much less water is transported, resulting in an 80% reduction of the transport requirement for this product.

The water pressed from the beets is treated at the factory and cleaned before discharge.

Packaging

Since we handle and package food products, the packaging material in contact with the products must be non-recycled fibre. Dry products are to the widest extent possible packed in wood fibre-based packaging material such as paper, cardboard and corrugated cardboard. About 50% of the corrugated cardboard is made from recycled fibre, as it is not in contact with the products.

Objectives for Environment and Energy at Danisco Sugar

Energy, energy efficiency and environmental management have been key priorities for quite some time. With the expected development in energy, prices

and the ratified Kyoto protocol, renewed focus on energy, energy efficiency and transportation/logistics will be the key challenge in the near future.

In addition, we will target further optimisation of our production sites based on the existing factory set-up. We will analyse the potential for a reduction of packaging materials. Our efforts to reduce the number and amount of process aids and chemical products used will continue.

Finally, we will continue to work with the sugar beet growers to obtain even more sustainable beet growing.

44,



First you add knowledge...





Danisco Sugar issue on health & safety

Danisco Sugar focus: - We are committed to ensuring a high level of health and safety through continuous improvements at our workplaces Performance.

Performance

We have performance figures concerning work safety performance in all the countries where Danisco Sugar has operated since 2000.

Since Danisco Sugar acquired the factories in Finland and Lithuania in 1999 and 2000, the figures cover the period from 2000. During this period the key figures demonstrate improvements.

Our performance is shown in the diagrams below.


Lost working days
1000
800
600
400
200
0
00/01
01/02
02/03
03/04
Denmark
Sweden
Germany
Finland
Lithuania


Number of accidents
30
20
10
0
00/01
01/02
02/03
03/04
Developments in
Denmark Sweden Germany Finland Lithuania
Source: EHS database

Crushing stumbling stones

In Denmark our health and safety work is organised in our 'Stumbling Stone System'. The objective is to involve all employees in the promotion of sound working conditions and to raise awareness of any obstacle to performing a good job or that could lead to an accident. If an employee notices any such obstacle, referred to as a 'stumbling stone', he/she reports this on a yellow card.

A security group will subsequently assess the report and suggestions for improvements will be collected. Preventive measures are implemented as soon as possible.

This system has reduced the number of accidents by almost 70% and caused more target-oriented improvements within health and safety.

Sound business

At our factories in Sweden, a new project called 'Sound Business' puts special focus on health and safety. The aim is to create a common platform for a long-term effort addressing health, efficiency and profitability as interrelated aspects of a sound business.

The objective of the project, which is run locally, is to look into which and how parameters in the working environment affect the staff. This experience will be the cornerstone of the efficient processes needed to keep and create energy and motivation amongst the employees.

Improvements based on experience

In 2002 a dust explosion occurred at Danisco's Porkkala sugar refinery in Finland, leading to an extensive fire. Based on thorough analyses of this incident, great efforts have been put into preventive measures against such accidents at our sites, and guidelines have been drawn up for all factories on how to classify

equipment for the risk of dust explosions.

The guidelines comply with the EU ATEX Directive of July 2003 setting out technical requirements for equipment intended for use in potentially explosive atmospheres.

Objectives for Health and Safety at Danisco Sugar

The health and safety area has a high priority and good results have been achieved in Danisco Sugar. However, as for many companies working with these issues, the challenge is to go to the next level of performance.

Our vision is to have zero accidents and our intermediate target is to have no serious accidents causing more that 5 days of absence. At the same time, we are committed to local progress in the Lost Time Injuries frequency, while also focusing on development in local presence rates.

We will develop new methods to support selected health and safety areas and for instance develop our maintenance plans, so that they are gradually evaluated and prioritised from a work safety perspective.

45.





Danisco Sugar issue on product quality & customer satisfaction

Danisco Sugar focus: We want to maintain close contact with our customers to be able to meet their expectations, and we will constantly work to improve customer satisfaction.

Dialogue with our customers

It is important for us to have a continuous dialogue with our customers so that we are aware of their expectations concerning our products and services.

To this end, we regularly conduct customer satisfaction surveys. As a response to the results from the latest surveys, we have introduced a series of newsletters addressed to our customers in retail, industry and food service.

We have also developed our product information material and arranged seminars to give our customers an opportunity to visit us and learn more about sugar products and their functionalities, sugar production and the wide range of services we provide. The seminars have been met with highly favourable response.

Our most recent satisfaction survey among industry customers in Denmark, Sweden and Norway showed that they are generally very satisfied with our services, but still value more information concerning quality assurance and traceability.

Strong focus on quality

Danisco's sugar production facilities in Denmark, Sweden, Finland and Germany are certified to quality management standard ISO 9001. In Lithuania, the two main factories will be certified in 2006.

Our stringent control procedures cover production, storage, quality control and delivery of products. Quality levels, analysis parameters, sampling frequency and control methods are clearly defined, as are product traceability, recall procedures and measures to be taken in the event of deviations.

Our laboratories are included in the quality management system and we use standard ICUMSA test methods wherever available. Our process development department, Danisco Sugar & Sweetener Development Centre, regularly performs ring tests of our laboratories to ensure the precision level of the analyses.

Customer complaints

One highly focused part of our strategy to improve customer satisfaction is to handle complaints and claims in an effective and constructive way, and to subsequently integrate this handling into our management system.

We market our products internationally, and our system is designed to make it possible to handle this international approach. We promise to solve customers' problems within 24 hours and we give feedback to the customer as soon as possible. We follow up on all complaints every month to identify trends and possibilities for improvements in our working processes.

Performance improvements in Lithuania

When Danisco Sugar acquired interests in Lithuanian sugar factories in 1998, sustainability efforts were very limited. However, by applying a target-oriented and structured approach, considerable improvements have been made. Focus has been on developing competencies and management tools in order to be able to integrate the factories in our management system.

A simplified management model was introduced, and by identifying the five most important aspects in each of the areas: product quality, environment and health and safety, we could direct the resources to the most important areas. We have based our work on the management model: Plan, Do, Check, Act, and thanks to our motivated staff and a consistent approach, we have improved performance considerably. We expect to achieve ISO 9001 and ISO 14001 certification of the factories by 2006.

Objectives for product quality and customer satisfaction at Danisco Sugar

Product quality is one of Danisco Sugar's focus areas and the results of our customer satisfaction surveys confirm that we have established a high level of trust in our products. There is, however, increasing focus on food quality and quality assurance and we therefore need to focus more on informing our customers and other stakeholders about the processes and systems we apply throughout our organisation.

It is equally important that we make our customers aware of the extensive knowledge, opportunities and facilities available within Danisco Sugar.

Through dialogue and joint projects with our customers, we will be able to develop new products, applications and services and thereby improve customer satisfaction.

Top Print Mail a colleague about this page

46,


DANISCO
First you add knowledge...

Home Other Danisco websites Sitemap



← back to About Danisco

SUSTAINABILITY

Environmental ethics

Danisco has policies on animal trials and modern biotechnology

Animal trials

As a regulatory safety requirement Danisco must conduct animal trials. It is our goal to use as few animals as possible and ensure proper handling of research animals.

All animal safety studies are conducted at approved animal trial facilities that comply with national regulations and are committed to proper handling and welfare of animals. Visits are also paid to external laboratories that conduct trails for Danisco.

Modern biotechnology

Danisco recognises that some consumers have concerns regarding the use of modern biotechnology and that the concern varies between the regions of the world, as does the relevant legislation covering its use.

Danisco's divisions are responsible for taking their own decisions as to their use of modern biotechnology, in line with the needs of their customers.

Top Print Mail a colleague about this page

Disclaimer Privacy policy

47.





Glossary

Glossary for sustainability terms.

Auditing

A systematic and independent examination to determine whether quality and environmental activities and related results comply with planned arrangements. Audits are designed to ensure that arrangements are implemented effectively and are compatible with achieving objectives.

CO2 Carbon Dioxide

A greenhouse gas thought to contribute to global warming.

COD Chemical Oxygen Demand

The amount of organic materials in wastewater. The amount of oxygen needed to fully break down all the organic matter contained in effluent.

EMAS EU Council Regulation (no. 1836/93/EC of 29 June 1993)

The environmental management and audit scheme covers industrial companies' voluntary participation in a common environmental management and audit scheme.

GMO Genetically Modified Organism

An organism that has been modified using genetic engineering, such as plants, microbes and animals.

GMP Good Manufacturing Practice

Regulations promulgated by the US Food and Drug Administration under the authority of the Federal Food, Drug and Cosmetic Act. The regulations address issues including record keeping, personnel qualifications, sanitations, cleanliness, equipment verification, process validation and complaint handling.

HACCP (Hazard Analysis Critical Control Points)

A self-evaluation system for identifying the most critical steps of a process with respect to food safety and their appropriate management. Within the EU the system is usually inspected and approved by local food authorities.

ISO International Organization for Standardization

The ISO standards on quality management (ISO 9000 series) and environmental management (ISO 14001) have been widely adopted.

Lecithin

A phospholipid-based by-product of oil production with emulsifying properties.

OHSAS

The Occupational Health and Safety Assessment Series (OHSAS) – 18001 are the drivers for a systematic approach to occupational safety and health programmes, and the first internationally agreed standard for safety. The standard emphasises the use of proactive and preventive practices for identifying hazards and evaluating and managing work-related risks.

SO - Sulphur Dioxide

Causes regional air pollution and acidification.

Stakeholders

All individuals or groups who affect or are affected by the way we do business.

Sustainable development

An approach that focuses on using the earth's resources in a way that secures current needs and contributes to the beneficial development of mankind and does not compromise the needs of future generations. The concept originates from the 1987 Brundtland Report: "Our common future".

Sustainability indexes

Sustainability Indexes track the performance of companies that lead the field in terms of corporate sustainability. Companies are assessed according to the same corporate sustainability methodology and respective criteria.

TJ - Terajoule

A metric unit of energy commonly used in the energy industry, equal to 277.78 megawatt hours.

Verification

A process of checking the report contents against objective evidence and stakeholder dialogue.

Home Other Danisco websites Sitemap





back to About Danisco

SUSTAINABILITY

- Danisco Sugar issue on environment & energy
- Danisco Sugar issue on health & safety
- Danisco Sugar issue on product quality & customer satisfaction
- Environmental ethics
- Glossary
- Green accounts
- Objective and progress
- Our approach - the four pillars
- Policies & guidelines
- Product safety
- SHEQ
- Stakeholder engagement
- Sustainability organisation
- Sustainability performance
- Sustainability report

Objective and progress

● = done

◆ = in progress

Table 1. Objectives and progress

Sustainability objectives outlined in the 2003 report		Progress
Vision and Strategy		
	To continue to communicate and convey the importance of Sustainability throughout the organisation	◆
Sustainability Advisory Board		
	To meet on a regular basis (at least once every six months)	● (objective has been changed to at least once every year)
Sustainability Audits		
	Supporting material on Social Issues, Modern Technology and Animal Trials will be developed in 2003/2004	●
Sustainability in business processes		
	A common Danisco Ingredient database for sharing information on plans and reports for supplier audits will be developed with a deadline before the end of 2004.	●
	Establish procedures to evaluate and select suppliers based on social evaluation as well as other criteria	●
	Networking with customers on sustainability issues	●
SHEQ (Safety, Health,Environment and Quality)		
	Sites that were acquired in 2002 will implement food management, safety, environment and quality management systems before the end of 2006.	◆
	Definition and implementation of targets for the reduction of energy and water consumption for the next 3-year period	●
	Online data collection of environmental data for	●

	the environmental database will be gradually improved by drawing data directly at the source to avoid redundant data. Bi-annual meetings will be held with Directors of Operations to coordinate the use of data	
	Customer satisfaction survey to be continued in AMCAS (the Americas) in 2004 ASPAC (Asia Pacific) in 2005.	◈
	Implement quality assurance systems at all sales sites before the end of 2005	◈
New objective		
	Minimum requirements for transportation contractors will be formulated	
New objective		
	Minimum requirements for external warehousing	
New objective		
	Develop Internal Danisco Logistic guideline	
New objective		
	Survey for clarifying current CO2 outlet level in connection with logistics	
New objective		
	Develop value added audit process (Define 3 goals for improvements)	
New objective		
	Formulation of guideline describing environmental friendly purchasing and engineering projects	
New objective		
	Focus on waste reduction - pilot project to be introduced in 2005	
Product safety		
	Implement the incorporation of allergens into Hazard Analysis Critical Control Point (HACCP) plans	●
Environmental ethics		
	Data for animal and human trials will be reviewed at half year meetings. Audits at testing laboratories will be introduced.	●
Stakeholder engagement		
	To develop stakeholder engagement models at both the corporate and local levels.	◈

49.


DANISCO
First you add knowledge...
Products & Services
Investor Relations
Media Relations
Jobs & Career
About Danisco



Our approach - the four pillars

Danisco's four pillar approach to sustainability

	SHEQ	PRODUCT SAFETY	ENVIRONMENTAL ETHICS	SOCIAL ISSUES AND BUSINESS INTEGRITY
ISSUES	Safety Health Environment and Quality Management Continuous improvement	Food safety assessments HACCP Traceability Value chain management	Utilisation of modern biotechnology / GMO traceability Animal trials	Employee rights International society Security Compliance Business partners



DANISCO
First you add knowledge...

Home | Other Danisco websites | Sitemap





back to About Danisco

Product safety

Food safety is a key issue at Danisco. HACCP systems and GMP are mandatory at our sites. Relatively new topics like allergens and site secrurity are also seen as necessary areas on which to focus in order to support our policy of producing safe products.

Allergens

Danisco has a global allergen programme covering all sites. The policy embraces the assessment of raw materials, including uniform requirements to suppliers, and awareness in the composition of new products in order to minimise the use of allergens where substitution is an alternative possibility.

Preventative actions in the production process and storage in warehouses to avoid possible carry over are part of the programme as well. Any content of allergens in finished products will be declared in product descriptions.

HACCP

Danisco has a global target regarding the implementation of food and feed safety management systems. The systems include HACCP and GMP. The target was that all sites should have completed implementation by the end of 2003. The rate of implementation was 83% at the end of 2004.

Of the 14 production sites acquired in 2004, 6 had implemented food safety management systems, and targets will be defined for the sites that do not have the systems in place.

Security

Security is considered an important part of our food safety programme and is audited in connection with corporate sustainability audits. Included in the audit is our global requirement for tamper-evident sealed products and bio-terrorism commitments for sites supplying the US market.

Top | Print | Mail a colleague about this page

57.

DANISCO

First you add knowledge...




SHEQ

The SHEQ (safety, health, environment and quality) area is a vital part of our day-to-day operations.

Management systems

In 2000, Danisco decided to implement management systems at all production sites. The reasons for doing this were numerous. Firstly, management systems are an excellent tool to manage our processes and activities, as well as ensure improvements.

Furthermore, the systems ensure compliance with regulations; improve environmental and health & safety aspects; minimise risk and liabilities; and achieve cost reductions as well.

Sustainability audits

In addition to local audits, corporate audits are conducted at Danisco production sites. The audits are part of a very extensive and unique corporate programme. The corporate sustainability audit programme comprises all SHEQ items, animal trials, GMOs, security and social issues; these subjects are audited at all production sites every three years.

The audit programme will be expanded with quality assurance in sales, when the implementation of quality assurance in sales has been completed globally. A very important part of the corporate audit is to establish an honest and open dialogue with the site and to exchange best practice.

Supplier concept

In addition to general requirements for suppliers, sustainability guidelines and a presentation are available for local sites to utilise in their daily contact with suppliers. The guidelines are now available in English, German, French, Spanish, Portuguese and Chinese.

Initiatives like the coordination of shared supplier audits and the sharing of audit reports and complaints in global tools (databases) support our strategy of having a good overview of our suppliers' performance.

Top Print Mail a colleague about this page

52.



Home Other Danisco websites Sitemap



back to About Danisco

SUSTAINABILITY

- Danisco Sugar issue on environment & energy
- Danisco Sugar issue on health & safety
- Danisco Sugar issue on product quality & customer satisfaction
- Environmental ethics
- Glossary
- Green accounts
- Objective and progress
- Our approach - the four pillars
- Policies & guidelines
- Product safety
- SHEQ
- Stakeholder engagement
- Sustainability organisation
- Sustainability performance
- Sustainability report

Stakeholder engagement

Being committed to dialogue is one of Danisco's five core values.

Our policy is to engage, among others, our employees, shareholders, interest groups, suppliers and customers in dialogue to hear their points of view. It is our strategy to expand our dialogue with stakeholders in a more structured way, so that future business decisions can be influenced by their wishes.

Employees

With the acquisition of Rhodia in June 2004, the number of Danisco employees increased to 9,000. During this period considerable time and energy were used to visit the new employees and explain our strategies and positions on the various elements of sustainable development. In the weeks after the acquisition, our Sustainable Development team gave presentations to approximately 500 new employees.

Customers

The Sustainable Development team interacts with customers through numerous forums and associations. In 2004, our team also accompanied sales representatives in the US, Australia and Europe to various customers. In 2004, Danisco produced a Customer Sustainability Brochure emphasising how Danisco's work with sustainability protects the brands of our customers. The brochure focuses on issues such as food safety management systems, quality assurance and traceability.

Suppliers

Danisco has increased its focus on raw material suppliers over a number of years. This has resulted in uniform documentation in the form of general requirements as well as product specifications for suppliers. As supporting material to the documentation, sustainability guidelines and a presentation are available for local sites to utilise in their daily contact with suppliers. The guidelines are now available in English, German, French, Spanish, Portuguese and Chinese. Initiatives like the coordination of shared supplier audits between divisions, as well as the sharing of audit reports and complaints in global tools (databases), support our strategy of having a good overview of our suppliers' performance.

Networks/Organisations

Danisco is a member of a number of organisations and networks, where we have discussed sustainability issues with other companies and NGOs.

Nordic Partnership http://www.nordicpartnership.org/
The Nordic Partnership is an NGO-business network founded in 2001 by the World Wide Fund for Nature (WWF), Danish media centre Monday Morning, and key corporate players operating in the Nordic region.

Amnesty Business Club Denmark http://www.amnesty.dk/business/

Amnesty Business Club (ABC) is a network of companies interested in the area of human rights, and who wish to be informed about human rights conditions around the world.

Sustainability Agriculture Initiative http://www.saiplatform.org/
SAI Platform is a platform created by the food industry to actively support the development and worldwide communication of sustainable agriculture involving the different stakeholders of the food chain.

53.


DANISCO
First you add knowledge...



back to About Danisco

Sustainability organisation

Corporate Sustainable Development is divided into the SHEQ (Safety, Health, Environment and Quality) group, a regulatory team as well as an area responsible for stakeholder relations and the communication of sustainable issues.

The Senior Vice President of Human Resources is responsible for the management of social issues.

An Advisory Board, which provides advice to the Corporate Sustainable Department and Danisco Management, has regular meetings and includes representatives from Divisions, Sales Regions, Human Resources, Communications and Corporate Sustainable Development.

Social, ethical and environmental issues are also taken up at the Board of Directors' meetings - of which there are at least six per year - to discuss the company's overall development and performance.

Top Print  Mail a colleague about this page

57





Home Other Danisco websites Sitemap

back to About Danisco

SUSTAINABILITY

- Danisco Sugar issue on environment & energy
- Danisco Sugar issue on health & safety
- Danisco Sugar issue on product quality & customer satisfaction
- Environmental ethics
- Glossary
- Green accounts
- Objective and progress
- Our approach - the four pillars
- Policies & guidelines
- Product safety
- SHEQ
- Stakeholder engagement
- Sustainability organisation
- Sustainability performance
- Sustainability report

Sustainability performance

Sustainability indexes track the performance of companies that lead the field in terms of corporate sustainability.

Companies are assessed according to corporate sustainability criteria in the social, environmental and economic areas. Private and institutional investors use the indexes as a way to benchmark sustainability performance, which has resulted in Danisco being included in various funds and investment portfolios.

Dow Jones Sustainability Indexes

The Dow Jones Sustainability Indexes are the first global indexes tracking the financial performance of the leading sustainability-driven companies worldwide.

The Dow Jones Sustainability World Indexes (DJSI World) consist of more than 300 companies that represent the top 10% of the leading sustainability companies in 60 industry groups in the 34 countries covered by the biggest 2500 companies in the Dow Jones Global Indexes. Danisco is 1 of only 6 companies included in the World Indexes for the Food Industry.

FTSE4Good

The FTSE4Good Index Series has been designed to measure the performance of companies that meet globally recognised corporate responsibility standards, and to facilitate investment in those companies.

The FTSE4Good selection criteria are designed to reflect a broad consensus on what constitutes good corporate responsibility practice globally.

Storebrand Best in Class

Storebrand's symbol of excellence is awarded to the companies that have earned BEST IN CLASS status for leading environmental and social performance. Only those companies ranking in the top 30 percentile of Storebrand's CSR performance analyses are considered BEST IN CLASS. These candidates also qualify for participation in Storebrand's investment universe.

Nordic Sustainability Index

The Nordic Sustainability Index includes the 40 best companies within sustainable development out of the 500 largest companies listed on the combined stock exchanges of Stockholm, Oslo, Helsinki, Reykjavik and Copenhagen.

Top Print Mail a colleague about this page

Disclaimer Privacy policy

55

DANISCO

First you add knowledge...

Danisco & the consumer

We are present in your day-to-day life. We produce food ingredients, which for example are present in every second ice cream and every fourth loaf of bread.

Our mission is to accommodate consumer demand for healthy, safe and tasty food. We will accomplish this mission by acting as a sustainable company to meet the needs of the present generation without compromising the needs of future generations.

Our direct customers are the providers of end products to the consumers. Regardless of our customer's profile, we always consider ourselves a key player in the food value chain whose target is to follow and anticipate the trends that will appear in the future.

Within 20 years, the world's population may increase by more than 2 billion people. This can cause economic and cultural changes, which may have an impact on fundamental habits like food consumption.

Our ambition is to anticipate market trends thanks to our in-depth market knowledge, and create value in line with the consumers' interests. We consider the best way to do this is through partnership with the food producers, which share with us this ambition.

56.



First you add knowledge...

Danisco as supplier

Danisco's vision is to be the leading supplier of ingredients to the global food industry.

Our current position on the food ingredients market is clearly a position of leadership in terms of market shares in the product categories where we are present.

However, our ambition is to be more than the market share 'pursuit'. Our value proposition is to: Add knowledge to create value for our customers through innovative and competitive solutions by using our competencies in

- innovation
- services
- products
- supply chain domains

To reach this ambition, we constantly think 'out of the box' and invest the necessary resources to be able to provide the right solution where our customers face unmet needs. If it takes us into unexplored fields, it is a challenge we are happy to face.

Our customer approach is as follows:

- our sales and marketing teams, driven by customer demand and industry trends, create customer relations and identify their needs
- our innovation teams, driven by the needs identified, find the adapted functionalities, products and solutions
- our production, driven by cost competitiveness, designs the best manufacturing processes
- our whole organisation, driven by a sustainable supplier spirit based on safety and quality, works together to create value for our customers

Printed Tuesday, 03 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/supply+chain+management/danisco+as+supplier/danisco_as_supplier_ei

57

DANISCO

First you add knowledge...

Manufacturing

Danisco has about 70 production sites worldwide where we produce a wide range of ingredients e.g. pectin, emulsifiers or sugar. To ensure and maintain all of our objectives within the sustainable development area we have strict regulations for all of our production sites.

HACCP

To ensure safe products Danisco requires all production sites to implement HACCP (Hazard Analysis Critical Control Points) .

HACCP is a systematic assessment of:

- chemical risks
- physical risks
- biological risks

- on all food items from raw material to delivery. Critical control points (CCPs) are identified in the system in order to monitor the production process and ensure that risks are under control. This means that appointed personnel control various processes at a specified frequency to ensure that we are within defined limits and register the control. Corrective action in case of exceeded limits is an important part of the process.

HACCP systems are required by law in the EU. At Danisco, we require HACCP systems implemented globally, to ensure that our products are safe to consume.

Traceability

We require 100% traceability on all our products. This means that we can trace all used raw materials and all products manufactured at our factories.

Each batch of a certain product contains a number of raw materials, which have their own individual batch number identification. This means that if we discover that one of our products does not comply with e.g. food safety regulations, we are able to trace precisely where the product has been sold.

To test the traceability of products all our sites must conduct a yearly mock recall.

Allergen management

Danisco has chosen to work with allergens mentioned in EU and USA legislation (egg, milk/dairy, peanuts, seafood, soya, sulphites, tree nuts, cereals containing gluten, sesame, celery and mustard.)

We have a global procedure, which describes our requirements to production facilities in order to ensure that customers receive products with the correct customer information (either in product descriptions or labels) regarding allergens.

The procedure deals with:

- segregation of allergens and non-allergens
- how to prevent cross-contamination at production sites
- requirements towards suppliers supplying raw materials

In the development of new products in our innovation laboratories, it is a common procedure to consider if a given allergen can be substituted.

Security guidelines

We have global security guidelines for all production sites, which include:

- procedures on tamper evident sealing
- security questionnaires and surveys/action plans
- site audits every third year

In addition to this we have procedures for key registration and access control at the site premises.

Environmental issues

We have defined a global target of 3% for reduction of energy and water consumption over a three-year period.

Printed Tuesday, 03 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/supply+chain+management/manufacturing/manufacturing_en.htm

58.

DANISCO

First you add knowledge...

Preferred supplier

Danisco values good relations and cooperation with suppliers. Danisco wants to work with suppliers who acknowledge the need to focus on factors that can help us maintaining high quality at low production costs.

The suppliers are selected on a professional business basis, which also includes consideration of the suppliers' environmental and social responsibility.

How to become a supplier to Danisco

The purchasing department is responsible for rating a new supplier. The department performs a commercial, technical and qualitative audit of a potential supplier of raw materials, accessory agents and packaging, e.g. through the annual report, banker's credit report, product range information or, if required, by visiting the supplier.

The quality assurance department is involved in the supplier audit where relevant. If the supplier fulfills our General requirements for raw materials delivered to Danisco, he must sign an RMPS (Raw Material Purchasing Specification) for the product in question in order to be approved.

RMPS (Raw Material Purchasing Specification) (PDF file)
General requirements for raw materials delivered to Danisco (PDF file)

Preferred supplier

Danisco strives to reduce its procurement costs by concentrating the majority of its purchases on a few carefully selected Preferred Suppliers in order to ensure Danisco's best possible competitiveness in all matters and a higher degree of standardisation. For some groups of products and services, Danisco has relations with one or more suppliers. The group of suppliers should not, however, be static and Danisco will retain the option to engage competitive new suppliers at any time. Danisco is therefore always interested in hearing from suppliers who can offer us products and services at competitive terms.

Preferred supplier to Danisco Sugar

Danisco Sugar's Preferred Suppliers are evaluated on the basis of an internal rating system. To become a Preferred Supplier to Danisco Sugar the suppliers must be leading within their business areas and must:

- have a large turnover potential (more than EUR 750,000) for Danisco Sugar and/or sell products that are of key importance to our production economy or product quality.
- contribute to lower procurement costs for Danisco Sugar.
- be able to deliver to all Danisco Sugar units in Denmark, Sweden, Finland and Germany and must be prepared to follow Danisco Sugar elsewhere in Europe.

In addition to the Preferred Suppliers, Danisco Sugar will maintain a limited number of national and local supplier agreements monitored by Danisco Sugar Purchasing.

Danisco Sugar's rating system (PDF file)
Danisco Sugar's Preferred suppliers (PDF file)

Supplier audits

With regard to product safety it is important to focus on the full value chain. Each year Danisco audits suppliers and subcontractors to ensure that not only product safety but also all sustainability issues are addressed. Whether we visit a raw material producer in Denmark or India, sugar producers in the Caribbean or

Africa, packaging producers in Turkey or China or a transportation agent in Europe, we get a good response being known as a responsible and sound business. Should any of our partners fail to live up to our requirements, we will discuss improvements and where such are not implemented we will terminate our agreement with the supplier.

It is a Danisco goal that at least 5-10% of all major suppliers should be audited each year. When choosing which supplier to audit the following should be taken into account

- level of impact on the final product and production economy
- risk management
- origin of supplier (developed or non-developed country)

Environmental responsibilities

Danisco's vision is to be the leading supplier of food ingredient to the global food and feed industry. Danisco Purchasing departments have the overall responsibility for all purchasing activities, except purchase of high complex product groups for which purchasing has been delegated, e.g. some IT-products/services and sugar beets.

This gives Danisco Purchasing departments the possibility to ensure that the processes are up to date and also ethically and environmentally sound.

The combined purchasing volume of Danisco Sugar is DKK 1.6 billion excluding beets.

Danisco gives high priority to the environment in its purchasing, and where relevant makes suppliers aware of Danisco's environmental targets. In our purchasing of goods and services we will take into account the impact on the environment and give priority to sustainable resources, recycling and low energy consumption.

Danisco's 'Sustainability Guidelines for Suppliers' detail our work in the sustainability area and how we expect our suppliers to develop and implement environmental and social policies. The guidelines also emphasise the importance of drawing up policies regarding Equal Opportunities, Freedom of Association, Abolition of Forced Labour and Elimination of Child Labour.

Read or download our Sustainability Guidelines for suppliers
Read or download our policies

Social responsibilities

Danisco supports and is committed to the internationally acknowledged human rights and wants to be recognised as a company of high ethical standing. Danisco's suppliers are selected on a professional business basis, which also includes consideration of their environmental and social responsibility.

Danisco intends to build our business with partners who have ethical standards that are consistent with our own. We encourage our suppliers to develop and implement social policies, or guidelines, which include issues such as child labour, forced labour, anti-harassment and equal opportunities. Our approved suppliers must comply with the International Labour Organisation (ILO) convention, acknowledge that it exists and that it cannot be eradicated by ignoring it.

Read or download our Sustainability Guidelines for suppliers
Read or download our policies

59,


Home
Other Danisco websites
Sitemap

DANISCO
First you add knowledge...


About
Danisco



← back to About Danisco

SUPPLY CHAIN MANAGEMENT

- Danisco & the consumer
- Danisco as supplier
- Manufacturing
- Preferred supplier
- Procurement
- Sales & distribution

Procurement

Danisco Global Procurement is the common purchasing organisation for all Danisco Ingredient units. However, Danisco Sugar is not part of the global procurement agreement.

Danisco's procurement is coordinated between the two purchasing organisations where relevant. Danisco's purchasing activities play an important role in Danisco's efforts to achieve operational excellence and Global Procurement has the overall responsibility for all purchasing activities, except purchase of a few high complex product groups for which the responsibility for purchasing has been delegated, e.g. some IT-products/services and sugar beets. This gives Danisco's purchasing departments the possibility to ensure that the processes are up to date and also ethically and environmentally sound.

Goals and strategies

The mission of Danisco's purchasing departments is to optimise procurement expenditures on the basis of coordinated and harmonised global procedures, with due regard to the environment.

We want to do that by:

- Finding cost effective procurement solutions in the value chain from our supplier to our customer.
- Identifying purchasing synergies and giving inspiration to alternative procurement solutions in close cooperation with our suppliers.
- Reducing and optimising our supplier base.
- Strengthening and rationalising our purchasing processes.

Policy and guidelines

The general purchasing policy is designed to set out general rules for all purchasing activities at Danisco, so that purchasing actions and decisions give the best possible support to the Danisco Group's objectives and strategy.

Read or download General Purchasing Policy for Danisco Sugar (PDF file)
Read or download Conditions for subcontractors (PDF file)

What we purchase

Danisco makes purchases in a wide range of areas, the main ones being:

- energy
- ingredients
- packaging
- processing aids
- technical products including spare parts
- capital equipment
- raw materials and finished goods

We make individual agreements with our selected suppliers. If you want to be a supplier to Danisco, we urge you to read our general terms of purchase, which outline our terms and conditions for doing business.

General terms

The following General Terms of Purchase apply to all deliveries of goods and services to Danisco, unless other written agreements have been entered into.

Danisco's General Terms of Purchase apply exclusively between the parties, and any terms of sale or delivery of the supplier that are contrary to the General Terms of Purchase do not apply to the relationship between Danisco and the supplier. This is also the case even if Danisco does not expressly reject the said terms of sale and delivery, or receives a delivery from the supplier and/or makes payment to the supplier.

Read or download General Purchase conditions (PDF file)
Read or download General Terms Sugar (PDF file)

Alliances

Danisco Purchasing departments seek to establish purchasing alliances with other companies outside the Danisco Group. Such cooperation should comprise products and services where the participating companies through large purchasing volumes will be able to obtain advantageous purchasing terms, however, with due regard to competition law issues.

Examples of relevant alliance product areas could be;

- energy
- IT-equipment
- selected raw materials
- processing aids and
- packaging materials

Contact the Purchasing Department

Danisco Global Procurement.
Danisco A/S, Global Procurement
Langebrogade 1,
DK-1001 Copenhagen K.
Denmark
Phone no. +45 32 66 20 00
Lars Gerner Lund

Danisco Sugar
Purchasing Department
Langebrogade 1
DK-1001 Copenhagen K
Denmark
Phone no. + 45 32 66 25 00
Fax no. + 45 32 66 21 77
Peter M Nielsen



DANISCO

First you add knowledge...

Sales & distribution

Danisco's strategy is to expand through:

- organic growth
- acquisitions
- research and development

Organic growth can be a challenge but will come from our capability to serve our customers properly.

For that purpose we emphasise sales and distribution quality through:

- having our sales force as a key contact with our customers
- our supply chain in order to provide the right product at the right place and time, regardless of set up

Being the core of our supply chain approach, sales and distribution will allow us to serve our customers in the way they need by:

- proposing the right contract taking into account our customers' needs
- finding the right delivery channel, taking into account our customers' constraints
- developing new order processing solutions allowing our customers to be more efficient and responsive to market consumption

Concerning the last point, we provide strong customer service with the objective to satisfy our customers in their day-to-day operations. But also new solutions like our 'shopping centre' providing possibility to buy online, or our Vendor Managed Inventory system creating a very efficient relationship between our customers and us.

61.

DANISCO

First you add knowledge...

Building knowledge

An important part of being a knowledge-based company is having highly qualified employees.

They are our most important ingredient. It is their knowledge of various ingredients and their function we add in the development, production and marketing of value-creating ingredients, sweeteners and sugar.

Building knowledge also means to be an efficient supplier of innovative market-based solutions. We create new ideas in productive interaction between our *customers, sales & marketing and innovation.*

As a global company with a presence on six continents and in more than 40 countries, we work together across geographical boundaries and time zones. We have extensive knowledge of regional preferences for taste and texture and hence the generation of ideas takes place throughout the world. This makes efficient data management a prerequisite for success.

Here you can read about knowledge lab, competencies and innovation.

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/building+knowledge/building_knowledge_en.htm

62.



First you add knowledge...

Danisco competencies

We develop new knowledge, new skills and new attitudes in order to constantly improve our company.

We have a challenging working environment where continuous learning and development are part of everyday life.

At Danisco, we know that qualified and committed employees, specialists and managers are of key importance in our efforts to sustain the growth of the organisation. We recognise your potential and encourage you to develop to your full potential. By doing so we create value for you as an individual by maintaining and improving your employability while at the same time creating value for Danisco.

We also invest considerable resources in training and development activities for Danisco employees at all levels in the organisation. You can participate in a wide range of internal training and development programmes and use external training programmes.

Printed Friday, 06 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/building+knowledge/danisco+competencies/hr_build_competencies_en.h

63.

DANISCO

First you add knowledge...

Health & nutrition

The Western world is experiencing an increasing number of welfare related diseases such as cardiovascular diseases, dental caries, diabetes, overweight and obesity.

As it is our mission to satisfy the consumers' demands for healthy, safe and tasty food, it is natural for us to focus on the food segment labelled: Health and nutrition.

Danisco can provide food producers with knowledge of ingredients, which can improve, for instance, the functional profile of bread, chewing gum or yoghurt.

We have extensive knowledge of high-quality foods where the taste has not been compromised for the sake of achieving nutritional goals, thereby making it easy for the consumers to achieve healthy eating patterns.

64.

DANISCO

First you add knowledge...

Innovation

It does not take more than three terms to describe Danisco's innovative work: creativity, technical development and knowledge.

These terms cover a global network of expertise, which supplies our customers with both food ingredient and application skills for the task in hand.

Central to that network are our highly skilled employees, pilot plants and the sophisticated analysis we make use of.

Another important aspect of our innovation efforts is the generation of knowledge through ongoing research and development programmes and collaboration with external scientists, universities and institutions.

Innovation is critical for winning the race for space on store shelves. We do our best to help food producers around the globe to develop new and better products through our consumers preferred food solutions.

Printed Tuesday, 03 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/building+knowledge/innovation/innovation_en.htm

65

DANISCO

First you add knowledge...

Knowledge lab

Crazy ideas, fascinating knowledge and unique problem solving are all part of the daily work at Danisco.

With Danisco Knowledge Lab you get a backstage pass to Danisco. Here you can get an insight into our knowledge about sensory analysis, global trends, complicated analyses or something completely different.

Knowledge Lab is for those who

- are looking for an experience
- are curious
- are not afraid to try something new

In other words, do not enter if you

- only want to read boring texts
- are afraid to try something new
- do not have a desire to explore the world

Visit the Knowledge Lab website (opens in a new window) (link)
Please note that to view Knowledge Lab you must have a Flash plug-in on your pc. Turn up the volume control for maximum benefit.

Printed Tuesday, 03 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/building+knowledge/knowledge+lab/knowledge_lab_en.htm

DANISCO

First you add knowledge...

Jobs

Code	Job title	Location	Language	Deadline
8	**Application Technologist - Plastics** Division Emulsifiers is looking for an Application Technologist, who can promote the full product range globally through our sales organisation towards the plastics industry worldwide.	Aarhus, Denmark	English	26 May 2005
2	**Audit Manager** You will, as Audit Manager, be overall responsible for coordinating, planning and carrying out audits.	Copenhagen, Denmark	English	16 May 2005
9	**Industrial PhD for a project in Antifouling** We are looking for an Industrial PhD to a co-operation agreement between Danisco, DTU and the University of Aarhus.	Aarhus or Lyngby, Denmark	English	17 May 2005
1	**Internal Auditor to Systems Audit & IT Security** The corporate function Systems Audit & IT Security develops, implements and maintains procedures and frameworks for Business Controls.	Copenhagen, Denmark	English	9 May 2005
5	**Laborant** Vi søger en ny kollega til at udføre analyser af emulgatorer, lipider og fødevarer.	Aarhus, Denmark	Danish	17. maj 2005
6	**Laborantvikar, Innovation, Oils & Fats** Vi søger en laborant til et barselsvikariat med tiltrædelse snarest muligt.	Aarhus, Denmark	Danish	17. maj 2005
7	**Laboratorietekniker, Plastik** Vi søger en laboratorietekniker til afprøvning og udvikling af plast additiver.	Aarhus, Denmark	Danish	26. maj 2005
4	**Product Manager** Exciting opportunity in a global marketing role.	Marlborough, Wiltshire, United Kingdom	English	20 May 2005
3	**Vikar - kemiker** Til vores udviklingsafdeling inden for enzymer søger vi en kemiker til et barselsvikariat.	Aarhus, Denmark	Danish	17. maj 2005

Printed Thursday, 05 May 2005 from http://www.danisco.com/cms/connect/corporate/job+and+career/jobs/jobs_en.htm

67

DANISCO

First you add knowledge...

Events

Exhibition

SICEF
Date: 29-30 September 2005
Location: Copenhagen, Denmark

Exhibition

DSE Fair
Date: March 2006
Location: Lyngby, Denmark

Exhibition

Career Days
Date: March 2006
Location: Copenhagen, Denmark
Århus, Denmark

Printed Thursday, 05 May 2005 from http://www.danisco.com/cms/connect/corporate/job+and+career/events/events_en.htm

DANISCO

First you add knowledge...

Students & PhDs

Danisco sells knowledge and therefore we find it important to work closely with research centres and universities across the world with the purpose of creating knowledge to the benefit of Danisco, the educational institutes and you as a student.

Knowledge is many things and may concern new products, new production methods and new business processes. We have students from many different learning environments and levels: bachelor, master and PhD in the three categories: Science, Business and Engineering.

Printed Thursday, 05 May 2005 from
http://www.danisco.com/cms/connect/corporate/job+and+career/students+and+phds/students_and_phds_en.htm

69

DANISCO

First you add knowledge...

Key figures

The new accounting standard IFRS 2 concerning share-based payments has been implemented in the financial year 2004/05. Comparative figures for 2002/03 and 2003/04 have been restated accordingly.

Annually Quarterly

	2004/05	2003/04	2002/03
Group			
Net sales		16,397	16,551
Operating profit before special items and amortization of goodwill (EBIT(A))		2,108	2,354
EBIT(A) margin		12.9%	14.2%
Ingredients & Sweeteners			
Net sales		8,653	8,651
Growth		0%	2%
Organic growth		5%	3%
Operating profit before special items and amortization of goodwill (EBIT(A))		1,235	1,359
EBIT(A) margin		14.3%	15.7%
Sales split:			
Texturant products:		3,880	3,990
Speciality products		3,195	3,157
Sweeteners		1,567	1,490
Group eliminations		11	14
Organic growth:			
Texturant products		4%	6%
Speciality products		5%	2%
Sweeteners		11%	1%
Sugar			
Net sales		7,941	8,105
Growth		(2%)	(3%)
Operating profit before special items and amortization of goodwill (EBIT(A))		1,107	1,169
EBIT(A) margin		13.9%	14.4%

Balance sheet		
Equity	11,612	11,404
Interest bearing debt, net	8,291	9,439
Invested capital	19,405	19,443

Printed Friday, 06 May 2005 from http://www.danisco.com/cms/connect/corporate/investor+relations/key+figures/key_figures_en.htm

70.



First you add knowledge...

Venture

Danisco Venture, Danisco's corporate venture fund, invests in companies with high value-added products, services or technology platforms relevant to Danisco's customers in the food and feed industry.

Danisco Venture offers unique opportunities

Danisco Ventures offers capital, experience in building companies and a unique opportunity to leverage Danisco's capabilities within the food and beverage industry such as:

- Global access to food and beverage producers
- A strong application and development partner
- Danisco's laboratories and pilot plants
- Danisco's production skills

Investment principles

Danisco Venture focuses on creating significant value growth by investing a total of up to DKK 500 million (approx. EUR 67 million) in mainly European and North American ventures. We are looking for novel business ideas with strong management teams, high value added, strong IP position and significant market potential that can generate a significant return on investment. Focus is on food safety, health & nutrition, production & formulation technologies.

Danisco Venture is an active investor in the following companies: CatchMabs B.V., Direvo Biotech AG, SeeD Capital Denmark, Jurag Separation A/S, Linguagen Inc., Poalis A/S, Profos AG and WellGen Inc

Want to know more about Danisco Venture?

Please visit the website.

Contact information
Lars Dybkjær
Danisco Venture
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Email: venture@danisco.com

Printed Tuesday, 03 May 2005 from
http://www.danisco.com/cms/connect/corporate/about+danisco/building+knowledge/venture/venture_en.htm

71.



Home Other Danisco websites Sitemap

back to About Danisco
back to Sustainability

POLICIES & GUIDELINES

- Animal testing
- Corporate social responsability
- Modern bio-tech
- SHEQ
- Supplier guidelines

Policies and guidelines

Danisco has issued policies on SHEQ, environmental ethics and social issues and business integrity.

Read more about Danisco's policies:

- Animal testing (environmental ethics)
- Modern biotechnology (environmental ethics)
- SHEQ
- Social responsibility (business integrity and social issues)

Top Print Mail a colleague about this page

Disclaimer Privacy policy